Exhibit 99.1

NOTICE OF 2016 ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 23, 2016

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Penn West Petroleum Ltd. (“Penn West”) will be held in the Kensington boardroom of the Marriott Downtown Hotel, located at 110 - 9th Avenue SE, Calgary, Alberta on Thursday, June 23, 2016, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Penn West for the year-ended December 31, 2015 and the auditors’ report thereon;

2.	to appoint the auditors of Penn West for the ensuing year;

3.	to elect directors of Penn West for the ensuing year;

4.

to hold a non-binding advisory vote on Penn West’s approach to executive compensation as more particularly described in the accompanying information circular and proxy statement of Penn West dated May 10, 2016 (the “Information Circular”);

5.	to approve all unallocated options to acquire Shares under the Stock Option Plan of Penn West; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is May 13, 2016. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any ballot at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Penn West’s registrar and transfer agent, CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1,

by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on June 21, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider amendments or variations to the matters identified in this Notice of Annual and Special Meeting, as well as additional matters that may properly come before the Meeting. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

Dated at the City of Calgary, in the Province of Alberta, this 10th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

(signed) “David E. Roberts”
David E. Roberts
President and Chief Executive Officer
Penn West Petroleum Ltd.

TABLE OF CONTENTS

VOTING INFORMATION	2

MATTERS TO BE ACTED UPON AT THE MEETING	8

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES	12

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES	12

STANDING COMMITTEE COMPOSITIONS	17

DIRECTOR INDEPENDENCE	17

DIRECTOR ATTENDANCE RECORD	18

BOARD AND COMMITTEE MEETINGS	19

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS	19

DIRECTORS’ TERM AND RETIREMENT POLICY	20

REMUNERATION OF DIRECTORS	20

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM	20

DEFERRED SHARE UNIT PLAN	22

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS	23

DIRECTOR REMUNERATION DATA	25

OTHER BOARD INFORMATION	27

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT	27

DIRECTOR ORIENTATION AND EDUCATION	28

BOARD MEMBERSHIP IN 2015	29

OTHER DISCLOSURES FOR DIRECTOR NOMINEES	29

COMPENSATION DISCUSSION & ANALYSIS	32

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE	34

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS	35

APPROACH TO EXECUTIVE COMPENSATION	35

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING	38

EXECUTIVE COMPENSATION DECISIONS FOR 2015	40

EXECUTIVE COMPENSATION REVIEW PROCESS	49

MANAGING COMPENSATION RISK	51

EXECUTIVE COMPENSATION DATA	54

PERFORMANCE GRAPH	60

SUMMARIES OF EQUITY COMPENSATION PLANS	62

EMPLOYEE RETIREMENT/SAVINGS PLAN	62

STOCK OPTION PLAN	62

DATA REGARDING OUTSTANDING OPTIONS	68

PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

PSU PLAN	69

RSU PLAN	70

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS	71

NEO AGREEMENTS	71

TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS	77

CONTINUOUS SHAREHOLDER ENGAGEMENT	78

MISCELLANEOUS MATTERS	78

APPENDIX A:	FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

APPENDIX B:	MANDATE OF THE BOARD OF DIRECTORS

APPENDIX C:	GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

APPENDIX D:	STOCK OPTION PLAN

PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

INFORMATION CIRCULAR AND PROXY STATEMENT DATED MAY 10, 2016

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

PENN WEST PETROLEUM LTD.

TO BE HELD ON THURSDAY, JUNE 23, 2016

VOTING INFORMATION

Solicitation of Proxies

This Information Circular and Proxy Statement is furnished in connection with the solicitation of proxies by management of Penn West Petroleum Ltd. for use at the Annual and Special Meeting of the holders of the common shares of Penn West to be held on Thursday, June 23, 2016, at 10:00 a.m. (Mountain Daylight Time) in the Kensington boardroom of the Marriott Downtown Hotel, located at 110 - 9th Avenue SE, Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting enclosed herewith. Defined terms used in this Information Circular that are not otherwise defined herein have the meanings ascribed thereto in Appendix C – Glossary of Frequently Used Defined Terms, Non-GAAP Measures Advisory, Oil and Gas Information Advisory and Forward-Looking Statement Advisory. Unless otherwise indicated, all information provided in this Information Circular is given as at May 10, 2016.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or by other means of communication by directors, employees and/or agents of Penn West. The cost of soliciting proxies will be borne by Penn West. Penn West has also engaged Kingsdale Shareholder Services (“Kingsdale”) as proxy solicitation agent to provide the following services in connection with the Meeting: recommending governance best practices, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advising with respect to meeting and proxy protocol and soliciting Shareholder proxies. We are paying Kingsdale a fee of $30,000, plus goods and services tax (“GST”) and reimbursement of certain out-of-pocket expenses for proxy solicitation services. Shareholders can contact Kingsdale either by mail at Kingsdale Shareholder Services, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1 800-775-1986 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Accompanying this Information Circular is an Instrument of Proxy for use by registered Shareholders. Instruments of Proxy must be received by CST Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.cstvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) or by email at proxy@canstockta.com, by not later than 10:00 a.m. (Mountain Daylight Time) on June 21, 2016 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. See “Voting Options – Voting by Registered Shareholders” below.

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The Record Date for the Meeting is the close of business on May 13, 2016. Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Shares, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns those Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

An instrument appointing a proxy (including the accompanying Instrument of Proxy) shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

The persons named in the enclosed Instrument of Proxy are directors and/or officers of Penn West. Each registered Shareholder has the right to appoint a proxyholder other than the persons designated in the enclosed Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the registrar and transfer agent for Penn West as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the registrar and transfer agent for Penn West. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Shares for their clients. Penn West does not know for whose benefit the Shares registered in the name of CDS & Co. are held. The majority of Shares held in the United States are registered in the name of Cede & Co., the nominee for The Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy or voting instruction form supplied to a Beneficial Shareholder by its broker is substantially

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similar to the Instrument of Proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers and other intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the Instrument of Proxy provided to registered Shareholders. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively the Beneficial Shareholder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares held by Beneficial Shareholders and to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting. The Voting Instruction Form must be returned as directed therein well in advance of the Meeting in order to have the Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered Shareholder and vote your Shares in that capacity. If you wish to attend the Meeting and vote Shares you hold as a Beneficial Shareholder, you must do so as proxyholder for the registered Shareholder. To do this, you should enter your own name in the blank space on the Voting Instruction Form provided to you and return the document to Broadridge or your broker or other intermediary in accordance with the instructions therein well in advance of the Meeting.

The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders - such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder’s intermediary. Penn West will pay for the costs of an intermediary to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting Beneficial Shareholders.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the above mentioned office of CST Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Shares represented by Instruments of Proxy in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares shall be voted or withheld from voting on any ballot in accordance with the specification so made.

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In the absence of such specification, the Shares represented by an Instrument of Proxy will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Penn West are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Penn West knows of no such amendment, variation or other matter.

Voting Options

Voting by Registered Shareholders

You are a registered Shareholder if your Shares are held in your name or if you have a certificate for Shares bearing your name. As a registered Shareholder you can vote in the following ways:

In Person	Attend the Meeting and register with the transfer agent CST Trust Company upon your arrival. Do not fill out and return your Instrument of Proxy if you intend to vote in person at the Meeting.

Mail	Enter voting instructions, sign the Instrument of Proxy and send your completed proxy to:

CST Trust Company
Proxy Department,
P.O. Box 721, Agincourt,
Ontario M1S 0A1

For your Shares to be voted at the Meeting, your signed Instrument of Proxy must be received by not later than 10:00 a.m. (Mountain Daylight Time) on June 21, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting (the “Proxy Deadline”).

Telephone

Call toll-free 1-888-489-5760 (English Only) and follow the instructions provided. You will need your 13-digit control number appearing on the bottom left hand side of your Instrument of Proxy to vote. If you vote by telephone, your vote must be received by not later than the Proxy Deadline.

Shareholders cannot use the telephone voting service if they wish to designate a person other than the management designees appearing on the Instrument of Proxy to attend and vote on their behalf at the Meeting.

Internet

Go to www.cstvotemyproxy.com. Enter your 13-digit control number located on the Instrument of Proxy at the bottom left hand side and follow the instructions on the website to vote your Shares. If you vote by internet, your vote must be received by not later than the Proxy Deadline.

The website may be used to appoint a proxyholder other than the management designees appearing on the Instrument of Proxy to attend and vote on a Shareholder’s behalf at the Meeting and to convey a Shareholder’s voting instructions. Please note

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that if a Shareholder appoints an alternative proxyholder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Shareholder may resubmit their proxy, prior to the Proxy Deadline. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered revoked, provided that the last proxy is submitted by the deadline noted above.

E-mail

Scan both sides of your completed, signed Instrument of Proxy. Attach the scanned document to an e-mail and send your e-mail to proxy@canstockta.com so that it is received not later than the Proxy Deadline.

Fax

1-866-781-3111 (from within Canada or the United States) or 1-416-368-2502 (from any other country) – Fax both pages of your completed, signed Instrument of Proxy to one of the numbers provided so that it is received not later than the Proxy Deadline.

Questions	Call Kingsdale Shareholder Services at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (collect call outside North America).

Voting for Non-Registered or Beneficial Shareholders

If a Shareholder’s Shares are not registered in such Shareholder’s name, such Shares will be held in the name of a “nominee”, usually a bank, trust company, broker, securities dealer or other financial institution and, as such, that nominee will be the legal entity entitled to vote those Shares and must seek the Beneficial Shareholder’s instructions as to how to vote the Beneficial Shareholder’s Shares. See “Notice to Beneficial Shareholders” above and the accompanying Voting Instruction Form for instructions on how vote your Shares.

If you have any questions or require more information with respect to voting your Shares at the Meeting, please contact our proxy solicitation agent, Kingsdale Shareholder Services, by e-mail at contactus@kingsdaleshareholder.com or by telephone at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (outside North America).

Notice-and-Access

Penn West has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders but not in respect of mailings to its registered Shareholders. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Penn West has also elected to use procedures known as “stratification” in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer uses the Notice-and-Access Provisions to provide a paper copy of an information circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to

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some shareholders together with the notice (the “Notice-and-Access Notification”) provided to shareholders under the Notice-and-Access Provisions. In relation to the Meeting, in addition to a Notice-and-Access Notification and request for voting instructions, Beneficial Shareholders who have previously requested to receive them will receive a paper copy of this Information Circular.

Beneficial Shareholders who have not already received but wish to receive a paper copy of this Information Circular should contact CST Trust Company at the toll-free number 1-888-433-6443, by email at fulfillment@canstockta.com, or online at www.meetingdocuments.com/cst/pwt or through Penn West’s profile on SEDAR at any time up to one year after the date of the Meeting or any adjournment or postponement thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials prior to providing their voting instructions in respect of their Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 3:30 p.m. (Mountain Daylight Time) on June 9, 2016. A Beneficial Shareholder may also call Penn West at 1-888-770-2633 (toll free) to obtain additional information about the Notice-and-Access Provisions.

Voting Shares and Principal Holders thereof

Penn West is authorized to issue an unlimited number of Shares and up to 90,000,000 preferred shares. As at May 10, 2016, 502,162,988 Shares and no preferred shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share held. It is anticipated that all votes will be conducted by ballot other than the vote with respect to the appointment of auditors, which will be conducted by a show of hands.

If two or more persons hold Shares jointly, one of those Shareholders present at the Meeting may in the absence of the others vote the Shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the Shares jointly held by them.

To the knowledge of the directors and executive officers of Penn West, no person or company beneficially owns, controls or directs, directly or indirectly, Shares carrying 10 percent or more of the voting rights attached to the issued and outstanding Shares.

Quorum for Meeting

At the Meeting, a quorum shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Shares entitled to vote at the Meeting. If a quorum is not present at the beginning of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by a majority of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting, other than the advisory vote on Penn West’s approach to executive compensation, which shall not be binding on Penn West.

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MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

The consolidated financial statements of Penn West for the year-ended December 31, 2015, together with the auditors’ report on those statements, have been mailed to the Shareholders who have requested such materials, in addition to this Information Circular, in accordance with applicable securities laws. A copy of such financial statements is also available through the internet on Penn West’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

Appointment of Auditor

The Board recommends that Ernst & Young LLP (“E&Y”) be appointed auditor of Penn West for the ensuing year at a remuneration to be approved by the Board. E&Y has been the auditor of Penn West since May 13, 2015.

Shareholders will consider an ordinary resolution to appoint the firm of E&Y to serve as auditors of Penn West until the next annual meeting of the Shareholders. The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting to approve this ordinary resolution.

Election of Directors of Penn West

Ms. Gillian H. Denham has been a member of our Board since 2012, and is retiring from the Board as of the close of the Meeting. The Board and Management of Penn West thank Ms. Denham for her valuable contributions and insight over her years of service and wish her well.

The articles of Penn West provide for a minimum of three (3) directors and a maximum of twelve (12) directors. There are currently nine (9) directors (including Ms. Denham) and the Board of Directors has fixed the number of directors to be elected at the Meeting for the ensuing year at eight (8) members (as Ms. Denham will not be standing for re-election). All of the current directors have been elected for a term that ends at the Meeting.

The eight (8) nominees for election as directors of Penn West by Shareholders are as follows:

George H. Brookman	Richard L. George
John Brydson	Maureen Cormier Jackson
Raymond D. Crossley	David E. Roberts
William A. Friley	Jay W. Thornton

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR each of the aforementioned nominees for election as a director of Penn West.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR the election of each such nominee as a director of Penn West.

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Information in respect of the nominees for election as directors of Penn West is set forth below under “Information Concerning the Board and Director Nominees - Biographical and Other Information for Director Nominees”.

Individual Director Nomination and Majority Voting Policy

Penn West has a director nomination and majority voting policy providing for individual director nomination and majority voting. Such policy provides that in uncontested elections (i.e. elections where the number of nominees for directors is equal to the number of directors to be elected):

1.

In the event that any nominee for director receives a greater number of votes “withheld” than votes “for” his or her election as a director, then immediately following the meeting of Shareholders at which such votes were cast, such director shall submit his or her resignation to the Governance Committee, to be effective on Board acceptance.

2.

In the event a resignation is submitted in accordance with section 1 above, the Governance Committee shall consider whether or not it is appropriate to recommend to the Board that such resignation be accepted, having regard to all factors considered relevant in the discretion of the Governance Committee, including but not limited to, the performance review feedback received from members of the Board pursuant to Penn West’s annual Board performance review process. The Board shall accept the resignation absent exceptional circumstances. A director who tenders a resignation pursuant to the policy will not participate in any meeting of the Governance Committee or the Board at which the resignation is considered.

3.

Within 90 days of the Shareholders meeting at which the votes were cast, a news release will be issued by Penn West announcing whether or not the director in question will continue to serve on the Board, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

In accordance with this policy, the Instruments of Proxy and Voting Instruction Forms for this Meeting provide for voting for individual directors as opposed to voting for a slate of directors.

Advance Notice By-Law

The Board has adopted an advance notice by-law (“By-law No. 2”), which was approved by Shareholders at the Company’s 2013 Annual General Meeting. By-law No. 2 sets forth procedures that must be followed by any Shareholder who intends to nominate any person for election as a director of the Company, other than pursuant to a proposal made in accordance with the ABCA, or a requisition of a shareholder meeting made pursuant to the ABCA. By-law No. 2 stipulates a deadline by which Shareholders must notify the Company of their intention to nominate directors and also sets out the information that Shareholders must provide regarding each director nominee and the nominating Shareholder in order for the requirements of By-law No. 2 to be met. These requirements are intended to provide all Shareholders, including those voting by proxy, with the opportunity to evaluate the nominees and vote in an informed and timely manner regarding said nominees. By-law No. 2 also ensures orderly and efficient shareholder meetings by providing a structured and transparent framework for nominating directors. No person nominated by a Shareholder will be eligible for election as a director of the Company unless nominated in accordance with the provisions of By-law No. 2. A copy of By-law No. 2 is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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Non-Binding Advisory Vote on Approach to Executive Compensation

As part of Penn West’s ongoing commitment to robust governance practices, Shareholders are being provided an opportunity to participate in a non-binding ‘say on pay’ shareholder advisory vote with respect to Penn West’s approach to executive compensation as disclosed in this Information Circular, particularly under the heading “Compensation Discussion & Analysis”.

This non-binding advisory vote on executive compensation will provide Shareholders with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Information Circular of Penn West Petroleum Ltd. (the “Corporation”) dated May 10, 2016 and delivered in connection with the 2016 Annual and Special Meeting of Shareholders of the Corporation.”

As this is an advisory vote that is not required to be submitted to a vote of Shareholders under applicable securities and corporate laws, the results will not be binding upon the Board of Directors. However, the Board will consider the outcome of the vote in reviewing the Corporation’s approach to executive compensation in the future.

The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this non-binding advisory resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed Instrument of Proxy intend to vote at the Meeting FOR this non-binding advisory resolution.

Approval of Unallocated Options Pursuant to the Stock Option Plan

The Stock Option Plan was initially approved by Unitholders on December 14, 2010 in connection with the approval of the Corporate Conversion and was subsequently amended and approved in June 2013, March 2016 and May 2016. The Toronto Stock Exchange Company Manual provides that every three years after the institution of a security-based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable thereunder must be approved by a majority of the issuer’s directors and by the issuer’s securityholders. As our Stock Option Plan is a security-based compensation arrangement and as the maximum number of Shares issuable pursuant to our Stock Option Plan is not a fixed number, approval is being sought at the Meeting to approve the grant of unallocated Options under our Stock Option Plan. If approval is obtained at the Meeting, Penn West will not be required to seek further approval of the grant of unallocated Options under our Stock Option Plan until June 23, 2019.

The Stock Option Plan provides that the maximum number of Shares issuable on exercise of outstanding Options at any time cannot exceed 4.25% of the issued and outstanding Shares (less the number of Shares issuable pursuant to all other security based compensation arrangements of Penn West). As at April 30, 2016, Penn West had Options outstanding to purchase 12,226,571 Shares (equal to approximately 2.43 percent of the outstanding Shares) under the Stock Option Plan, leaving

10	PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

unallocated Options to purchase an aggregate of 9,115,355 Shares (equal to approximately 1.82 percent of the outstanding Shares) available for future grants based on the number of outstanding Shares. The Stock Option Plan also provides that the average Annual Grant Rate under the plan during any three consecutive calendar years cannot exceed 2%. The “Annual Grant Rate” for each year in the three year period is calculated by dividing the number of Options granted in the year by the weighted average number of Shares outstanding during the year. For further information regarding the Stock Option Plan and Options, see “Summaries of Equity Compensation Plans - Stock Option Plan”.

Since January 1, 2011, the Stock Option Plan has been the only Penn West equity-based compensation plan pursuant to which awards continue to be granted to acquire Shares from treasury. The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and certain other employees. The attraction and retention of qualified personnel is one of the key risks in the oil and gas industry in Canada and to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. If approval is not obtained at the Meeting, the Human Resources & Compensation Committee and the Board would have to consider alternate forms of performance based compensation, including additional cash bonuses or other means in order to attract and retain qualified personnel.

The Board has unanimously approved, subject to the receipt of regulatory and Shareholder approval, the grant of unallocated Options under our Stock Option Plan. At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Penn West Petroleum Ltd. (“Penn West”) that:

1.	all unallocated options to purchase common shares of Penn West issuable pursuant to Penn West’s stock option plan are approved and authorized until June 23, 2019; and

2.

any one officer or director of Penn West be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

If approval is not obtained at the Meeting, Options which have not been allocated as of the date of the Meeting and Options which are outstanding as of the date of the Meeting and which are subsequently cancelled, terminated or exercised, will not be available for a new grant of Options under the Stock Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

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The Board of Directors and Management plan to vote FOR and recommend that you vote FOR this ordinary resolution.

Unless otherwise directed by the Shareholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this ordinary resolution.

INFORMATION CONCERNING THE BOARD AND DIRECTOR NOMINEES

BIOGRAPHICAL AND OTHER INFORMATION FOR DIRECTOR NOMINEES

The following tables and notes thereto provide certain information in respect of the nominees for election as directors of Penn West, including their names, municipalities, provinces and countries of residence, present principal occupations, principal occupations during the last five years, the year in which each became a director of Penn West (or one of its predecessors), and the number of securities of Penn West beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 10, 2016.

GEORGE H. BROOKMAN Calgary, Alberta, Canada Age: 69 Independent Director Director Since: August 3, 2005

Since 1984, Mr. Brookman has been the Chief Executive Officer of West Canadian Industries Group Inc., a digital printing and document management company. In 1984, Mr. Brookman acquired West Canadian Industries Group and under his leadership, it has become one of Canada’s largest privately held digital printing and imaging service companies. He is also a partner in Vistek, a major retail camera operation with stores in Toronto, Ottawa, Mississauga, Calgary and Edmonton. He was also the founder of Commonwealth Legal Inc., Canada’s only national litigation support services company. Prior to acquiring West Canadian Industries Group, Mr. Brookman was involved for many years in the commercial development industry in the Real Estate Group at Manulife and later as the Vice-President of ATCO Development Ltd. In addition to his over 35 years of business experience, Mr. Brookman has been active in the community and is currently a member of the Boards of each of Travel Alberta, The Calgary Flames Foundation and the Calgary Stampede Foundation. He is a past Chairman of the Board for Tourism Calgary and past President and Chairman of the Calgary Exhibition and Stampede. Mr. Brookman is also a member of the Institute of Corporate Directors.

Ownership
Shares:	24,000(1)
Deferred Share Units:	38,663(2)
Board / Standing Committee Membership in 2015(3)	Attendance	Attendance (Total)
Board	10/11	17/18 (94%)
Governance Committee (Chair)	4/4
HR&C Committee	3/3

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JOHN BRYDSON Greenwich, Connecticut, USA Age: 63 Independent Director Director Since: June 4, 2014

Mr. Brydson has over 30 years of experience in the financial sector and has occupied senior roles in both major investment and commercial banks. Since 2012, Mr. Brydson has been a private investor. From 2010 until the end of 2012, he was Chairman of a small full-service management consulting firm, Hestan Consulting Group (“HCG”), which he founded. Prior to HCG, Mr. Brydson was a Managing Director with Credit Suisse First Boston, now Credit Suisse (“CS”), from 1995 until 2009, where he was in charge of the Multi-Product Event Trading group. He was also a Managing Director with Lehman Brothers in a similar function from 1983 until he joined CS. The early years of his career were spent as an equity analyst before joining Chase Manhattan Bank (“Chase”) in London in 1977. He transferred to the head office in New York in 1980 where he became a Vice President in the Project Finance Group, specializing in international projects in the energy, mining and metals sectors. He left Chase to join Lehman Brothers in 1983. Mr. Brydson holds an Honors Degree in Economics from Heriot-Watt University in Edinburgh, Scotland. Mr. Brydson served over 10 years as the President and a Board Member of The American Friends of Heriot-Watt University, a charitable organization, and remains on its Board.

Ownership
Shares:	503,000(1)
Deferred Share Units:	143,558(2)
Board / Standing Committee Membership in 2015(3)	Attendance	Attendance (Total)
Board	11/11	21/21 (100%)
Audit Committee	5/5
Operations and Reserves Committee	5/5

RAYMOND D. CROSSLEY Calgary, Alberta, Canada Age: 57 Independent Director Director Since: March 6, 2015

Mr. Crossley is a corporate director. He is a member of the board of Pure Technologies Ltd. and the Canada West Foundation. Mr. Crossley retired in 2015 from the accounting firm of PricewaterhouseCoopers (“PwC”) after serving for more than 33 years. Mr. Crossley served as an elected member of the Partnership Board (PwC’s governing body), from 2001-2005. From 2005-2011, Mr. Crossley was the Managing Partner of PwC’s Calgary office, and from 2011-2013 was Managing Partner, Western Canada. In this role, he led PwC’s market activities in Western Canada. Mr. Crossley holds the ICD.D designation from the Institute of Corporate Directors and is a member of the Institute of Chartered Professional Accountants of Alberta. He graduated from the University of Western Ontario with a degree in Economics and Political Science.

Ownership
Shares:	9,000(1)
Deferred Share Units:	34,567(2)
Board / Standing Committee Membership in 2015(3)	Attendance	Attendance (Total)
Board	9/9(7)	13/13 (7) 100%
Audit Committee (Chair)	3/3(7)
Governance Committee	1/1(7)

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William A. Friley Calgary, Alberta, Canada Age: 64 Independent Director Director Since: March 12, 2015

Mr. Friley is President and CEO of Telluride Oil and Gas Ltd. and Skyeland Oils Ltd. He is on the board of directors of OSUM Oil Sands Corp., a private Calgary-based oil sands exploration and production company, as well as Titan Energy Services and Advanced Flow Technologies, both private Calgary-based oilfield services companies. Mr. Friley founded and was President, CEO and Chairman of Triumph Energy Corp. (“Triumph”), a TSX-listed oil and gas exploration company from 1993-2001, when Triumph was acquired by Baytex Energy Ltd. He is past Chair of the Canadian Association of Petroleum Producers, as well as a past director of a number of oil and gas companies, including Mustang Resources Ltd., Silverstar Well Servicing Inc., Viking Energy Trust and Harvest Energy Trust. Mr. Friley is a past Chairman of the Regional Board of the Nature Conservancy of Canada (“NCC”), Canada’s largest land conservation organization, and continues to serve on the board of NCC’s Alberta Region. Mr. Friley graduated with a degree in Geology from the University of Colorado in 1978 and he has explored for and produced oil and gas throughout Western Canada for more than 35 years.

Ownership
Shares:	50,648(1)
Deferred Share Units:	14,587(2)
Board / Standing Committee Membership in 2015(3)	Attendance	Attendance (Total)
Board	8/8(9)	12/12(9) 100%
Human Resources & Compensation	1/1(9)
Operations and Reserves Committee (Chair)	3/3(9)

RICHARD L. GEORGE, O.C. Calgary, Alberta, Canada

Mr. George is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. He served as the CEO of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011. He has been a director of several public companies and is currently serving on the board of directors of both the Royal Bank of Canada and Anadarko Petroleum Corporation. Mr. George holds a Bachelor of Science Degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Age: 65
Chairman of the Board	Ownership
Independent Director	Shares:	872,700(1)(6)
Director Since: May 3, 2013	Deferred Share Units:	285,126(2)
Board / Standing Committee Membership in 2015(3)		Attendance	Attendance (Total)
Board		11/11	13/13
Operations & Reserves Committee (4)		2/2(4)	(100%)

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MAUREEN CORMIER JACKSON Calgary, Alberta, Canada

Ms. Cormier Jackson is a former Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. who had a broad range of experiences including Environment Health & Safety, Finance, Major Projects, Business Development and Energy Management in her 30 year career. Currently on the Dean’s Advisory Board of Dean of Medicine and the University of Calgary and previous director of various private companies. She holds a Bachelor of Commerce, Memorial University, St. John’s, a Chartered Professional Accountant designation (CPA, CGA), and an Institute of Corporate Directors certification (ICD.D).

Age: 58	Ownership
Independent Director	Shares:	5,000
Director Since: March 8, 2016	Deferred Share Units:	1,813(2)
Board / Standing Committee Membership in 2015(3)		Attendance	Attendance (Total)
N/A(11)		N/A(11)	N/A(11)

DAVID E. ROBERTS Calgary, Alberta, Canada

Mr. Roberts has been the President and Chief Executive Officer of Penn West since June 19, 2013 and has more than 30 years of operational experience in the upstream oil and gas business. Prior to joining Penn West, Mr. Roberts was Executive Vice President and Chief Operating Officer of Marathon Oil Corporation. Mr. Roberts also served as Marathon’s Executive Vice President Upstream for a number of years after joining Marathon in 2006 as Senior Vice President Business Development. He previously served as Executive Vice President/Managing Director for BG Group plc. with responsibility for Asia and the Middle East. Prior to joining BG Group, he served as advisor to the Vice Chairman of ChevronTexaco Corporation from 2001 to 2003, where he provided strategic and operational advice to executive management regarding the company’s upstream operations. Dave built his early skills with Texaco, where he held a number of key operational and strategic planning roles over an 18 year period.

Age: 55	Ownership
President & Chief Executive Officer	Shares:	209,818(1)
Director Since: June 19, 2013	Deferred Share Units:	N/A(8)
Board / Standing Committee Membership in 2015(3)(7)		Attendance	Attendance (Total)
Board		11/11(5)	11/11(5) (100%)

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Jay W. Thornton Calgary, Alberta, Canada

Mr. Thornton is a partner of Novo Investment Group Ltd., a Calgary-based investment management company. Mr. Thornton has over 27 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. From 2000 to 2012, he held various operating and corporate executive positions with Suncor. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. He has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of North American Energy Partners Inc. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Age: 58	Ownership
Independent Director	Shares:	530,000(1)(6)
Director Since: June 5, 2013	Deferred Share Units:	79,058(2)
Board / Standing Committee Membership in 2015(3)		Attendance	Attendance (Total)
Board		11/11	21/21 (100%)
Audit Committee		5/5
Operations and Reserves Committee(10)		5/5(10)
Human Resources & Compensation Committee (Chair)(10)		N/A(10)

Notes to Biographical and Other Information for Director Nominees:

(1)

Reflects the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee as at May 10, 2016, based on information reported on SEDI. In the case of Mr. Roberts, does not include any Shares that may have been acquired by him, directly or indirectly, under the Savings Plan since December 31, 2015.

(2)	Reflects the number of DSUs held by each nominee as at May 10, 2016.
(3)	Reflects memberships on standing committees of the Board in 2015.
(4)	Effective May 13, 2015: Mr. George ceased to be a member of the Operations and Reserves Committee. Effective November 4, 2015, Mr. George rejoined the Operations and Reserves Committee.
(5)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(6)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton.
(7)	Mr. Crossley was appointed to the Board effective March 6, 2015 and was appointed Chair of the Audit Committee effective March 11, 2015.
(8)	As a Management Director, Mr. Roberts is not eligible to participate in the DSU Plan.
(9)	Mr. Friley was appointed to the Board effective March 11, 2015 and was appointed Chair of the Operations and Reserves Committee effective the same date.
(10)	Mr. Thornton was appointed Chair of the Human Resources & Compensation Committee effective November 4, 2015 and ceased to be a member of the Operations and Reserves Committee effective the same date.
(11)	Ms. Cormier Jackson joined the Board on March 8, 2016 and became a member of the Audit Committee and Governance Committee effective March 10, 2016.

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STANDING COMMITTEE COMPOSITIONS

The following table identifies the Board’s standing committees and their members as at May 10, 2016.

Director	Audit Committee	Governance Committee	Human Resources and Compensation Committee	Operations and Reserves Committee
George H. Brookman		Chair	X
John Brydson	X			X
Raymond D. Crossley	Chair	X
Gillian Denham		X
William A. Friley			X	Chair
Richard L. George				X
Maureen Cormier Jackson(3)	X	X
David E. Roberts(1)
Jay W. Thornton(2)			Chair

Notes:

(1)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings (excluding “in-camera” sessions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

(2)	Mr. Thornton was appointed Chair of the Human Resources & Compensation Committee effective November 4, 2015 and ceased to be a member of the Operations and Reserves Committee effective the same date.
(3)	Ms. Cormier Jackson joined the Board on March 8, 2016 and became a member of the Audit Committee and Governance Committee effective March 10, 2016.

DIRECTOR INDEPENDENCE

The Board is responsible for determining whether or not each director and director nominee is independent. In making this determination, the Board applies the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual. In applying this definition and these standards, the Board considers all relationships of the director and director nominees with Penn West, including business, family and other relationships. The Board also determines whether each member of Penn West’s Audit Committee is independent pursuant to the requirements of National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

The Board has determined that Mr. Roberts is not independent, as he is the President and Chief Executive Officer of Penn West. The Board has determined that all other directors and director nominees are independent under the standards of NI 58-101 and Section 303A.02 of the NYSE Listed Company Manual. In addition, all members of the Board’s committees have been determined to be independent. All Audit Committee members have been determined to be independent in accordance with National Instrument 52-110 Audit Committees and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and pursuant to the Audit Committee mandate.

The following table reflects the determinations made by the Board with respect to the independence of each existing director and each director nominee.

Director	Management	Independent	Not Independent	Reason for Non-Independence
George H. Brookman		X
John Brydson		X
Raymond D. Crossley		X
Gillian Denham		X
William A. Friley		X
Richard L. George		X
Maureen Cormier Jackson		X
David E. Roberts	X		X	Current President & Chief Executive Officer of Penn West

Jay W. Thornton		X

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DIRECTOR ATTENDANCE RECORD

The attendance record of each individual who served as a member of the Board in 2015 for all Board meetings and meetings of standing committees of the Board held in 2015 is set forth below.

Operations
		Audit	Governance	HR&C	and
Director	Board	Committee	Committee	Committee	Reserves(1)	Total
James E. Allard(3)	4/5	N/A	2/3	2/2	N/A	8/10 (80%)
George H. Brookman	10/11	N/A	4/4	3/3	N/A	17/18 (94%)
John Brydson	11/11	5/5	N/A	N/A	5/5	21/21 (100%)
Raymond Crossley(1)(4)	9/9	3/3	1/1	N/A	N/A	13/13 (100%)
Gillian H. Denham(6)	11/11	N/A	4/4	3/3	N/A	18/18 (100%)
William Friley(2)(4)	8/8	N/A	N/A	1/1	3/3	12/12 (100%)
Richard L. George(4)(5)	11/11	N/A	N/A	N/A	2/2	13/13 (100%)
David E. Roberts(6)	11/11	N/A	N/A	N/A	N/A	11/11 (100%)
James C. Smith(3)	5/5	3/3	N/A	N/A	N/A	8/8 (100%)
Jay W. Thornton(5)	11/11	5/5	N/A	N/A	5/5	21/21 (100%)

Totals	91/93 (98%)	16/16 (100%)	11/12 (92%)	9/9 (100%)	15/15 (100%)	142/145 (98%)

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Notes:

(1)	Effective March 11, 2015, Mr. Crossley replaced Mr. Smith as Chair of the Audit Committee. Mr. Smith remained a member of the Audit Committee.
(2)	Effective March 11, 2015, Mr. Friley was appointed the Chair of the Operations and Reserves Committee. Mr. George remained a member of the Operations and Reserves Committee.
(3)	Effective May 13, 2015, Mr. Allard and Mr. Smith ceased to be members of the Board as they did not stand for re-election at the annual general meeting of Shareholders held on that date.
(4)

Effective May 13, 2015, Mr. George ceased to be a member of the Operations and Reserves Committee, Mr. Crossley replaced Mr. Allard on the Governance Committee and Mr. Friley replaced Mr. Allard on the Human Resources & Compensation Committee.

(5)

Effective November 4, 2015, Ms. Denham ceased to be the Chair and member of the Human Resources & Compensation Committee and Mr. Thornton was added as the Chair and Mr. George was added as a member of the Operations and Reserves Committee pursuant to Mr. Thornton’s movement to the Human Resources & Compensation Committee.

(6)

Mr. Roberts is not a member of any standing committee of the Board; however, he attends committee meetings at the invitation of the committees (excluding “in-camera” portions of such meetings). His committee meeting attendance is not recorded, as he is not a member of the committees.

BOARD AND COMMITTEE MEETINGS

The numbers of meetings held by the Board and each of the standing committees of the Board in 2015, and the overall attendance at such meetings by all serving directors at the times of such meetings in 2015, is summarized below.

	Total	Overall
Board/Committee	Meetings	Attendance
Board	11	98%
Audit Committee	5	100%
Governance Committee	4	92%
HR&C Committee	3	100%
Operations and Reserves Committee	5	100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

The table below sets forth the other reporting issuers for which Penn West directors and director nominees serve as directors and the stock exchanges on which such issuers are listed.

Director	Reporting Issuer	Stock Exchange
George H. Brookman	None	—
John Brydson	None	—
Raymond D. Crossley	Pure Technologies Ltd.	TSX
	Markit Ltd.	NASDAQ
Gillian H. Denham	Morneau Shepell Inc.	TSX
	National Bank of Canada	TSX
William A. Friley	None	—
Richard L. George	Anadarko Petroleum Corporation	NYSE
	Royal Bank of Canada	TSX, NYSE
David E. Roberts	Flowserve Corp.	NYSE
Jay W. Thornton	North American Energy Partners Inc.	TSX, NYSE

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Interlocking Board Memberships

As at May 10, 2016, none of the director nominees serve together as directors on the boards of other reporting issuers.

DIRECTORS’ TERM AND RETIREMENT POLICY

The nominees for election as directors of Penn West, if elected, will serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. In addition, Penn West’s director retirement policy requires that each Non-Management Director, upon reaching the age of 70 (and annually thereafter), must offer their resignation as a director, following which the Board, after receiving the recommendation of the Governance Committee, shall determine whether to accept such resignation. All of the nominees standing for election to the Board at the Meeting are currently under the age of 70. The Board has not granted any waivers under the director retirement policy since Penn West’s last annual meeting of Shareholders.

REMUNERATION OF DIRECTORS

OVERVIEW OF DIRECTOR REMUNERATION PROGRAM

The Board, through the Governance Committee, is responsible for developing and implementing the directors’ compensation program. The main objectives of the directors’ compensation program are to:

(a)	attract and retain highly qualified individuals as members of the Board;

(b)	compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

(c)	align the interests of the directors with the interests of Shareholders.

Unlike compensation for Penn West’s executive officers, the remuneration plan for Non-Management Directors is not designed to pay for performance. Rather, Non-Management Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Share ownership, required through ownership guidelines, serves to align the directors’ interests with the interests of the Shareholders. Consistent with this philosophy, Non-Management Directors are not eligible to receive Options under the Stock Option Plan, PSUs under the PSU Plan or RSUs under the RSU Plan, and do not participate in Penn West’s Employee Retirement/Savings Plan. In addition, Non-Management Directors participate in the DSU Plan pursuant to which they receive a portion of their compensation in the form of DSUs, which are not redeemable until after a Non-Management Director has retired from the Board. When redeemed, each DSU entitles the holder to a payment equal to the then current cash equivalent of the market price per Share, as calculated in accordance with the DSU Plan, thereby forming an additional alignment between directors’ interests and remuneration and the interests of Shareholders and Shareholder returns. Management Directors (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan. For details regarding the DSU Plan, see “Remuneration of Directors - Deferred Share Unit Plan”.

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In light of the current challenging economic environment, and the effect such environment has had upon total Shareholder returns in 2015 and to date, the Governance Committee determined in its review of Penn West’s director remuneration (for details of such review, see “Remuneration of Directors - Procedure for Review of Director Compensation Program”) that it would be appropriate to reduce the annual retainer payable to Non-Management Directors, effective September 1, 2015 and until further notice, as described below.

Summary of the Non-Management Director Remuneration Program

The following table summarizes the fee structure for Non-Management Directors of Penn West as at May 10, 2016.

Annual Retainer for the Board Chair	$300,000	(1)(2)
Annual Retainer for each Board member other than the Board Chair:	$125,000	(1)(2)
Annual Retainer for Audit Committee Chair	$15,000
Annual Retainer for each of the Chairs of the Governance Committee, HR&C Committee, and Operations and Reserves Committee	$7,500
Board, Strategy and Committee Meeting and Attendance Fee (per meeting or event attended)	$1,500
Travel Fee (per instance)(3)	$1,500

Notes:

(1)

In 2015, the DSU Plan provided that: (i) 20% of this amount was required to be received in the form of DSUs; and (ii) notwithstanding (i), any director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of this amount in the form of DSUs until such time as the minimum Share ownership requirements were satisfied. See “Remuneration of Directors – Deferred Share Unit Plan – DSU Grants”.

(2)

Effective September 1, 2015 and until further notice, the Board voluntarily decreased the annual retainers payable to Non-Management directors. The annual retainer payable to the Board Chair was reduced by 50%, while the annual retainer payable to remaining Non-Management Directors was reduced by 40%. The amounts are as follows:

Annual Retainer for the Board Chair	$150,000
Annual Retainer for each Board member other than the Board Chair:	$75,000

(3)

A travel fee of $1,500 is paid when a Non-Management Director travels more than four hours each way, outside his or her province or state of residence, for attendance at a meeting of the Board or a committee, or a meeting of the Shareholders.

In addition to the fees described in the table above, Non-Management Directors also received reimbursement for out-of-pocket expenses in carrying out their duties as a director and were eligible to participate in the health and wellness benefits programs generally available to employees of Penn West.

Management Director Compensation

Management Directors (currently being Mr. Roberts) do not receive any retainers, fees or other remuneration in their capacities as directors of Penn West. For information on the compensation received by Mr. Roberts in 2015 in his capacity as President and Chief Executive Officer of Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data”.

Procedure for Review of Director Compensation Program

The Governance Committee performs an annual review of Penn West’s director remuneration program to ensure that such program continues to achieve the objectives listed above, as well as to assess the continued appropriateness of such objectives. The Governance Committee formulates and makes recommendations to the Board regarding the form and amount of remuneration for directors, and the Board establishes the form and amount of compensation for directors based on these recommendations.

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DEFERRED SHARE UNIT PLAN

Under the DSU Plan, DSUs are granted by Penn West to Non-Management Directors, providing rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of payment. Management Directors (i.e. Mr. Roberts) are not eligible to participate in the DSU Plan.

A director’s remuneration that is required and/or elected to be received in the form of DSUs is referred to as “Deferred Remuneration”. Penn West credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

Purpose of the DSU Plan: The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between Non-Management Directors of Penn West and the Shareholders by providing a means to accumulate a meaningful financial interest in Penn West that is commensurate with the responsibility, commitment and risk of Non-Management Directors; (ii) provide a compensation plan that is competitive and rewards long-term success of Penn West as measured in total Shareholder returns for Penn West; and (iii) assist Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as Non-Management Directors.

DSU Grants: In 2015, the DSU Plan provided that:

(a)	each Non-Management Director was required to receive 20% of their annual Board retainer in the form of DSUs;

(b)

notwithstanding clause (a), any Non-Management Director who had not yet met the applicable minimum Share ownership requirements for directors, as established by the Board from time to time, was required to receive 50% of their annual Board member retainer in the form of DSUs until such time as the minimum Share ownership requirements were satisfied; and

(c)	subject to the mandatory participation requirements described in clauses (a) and (b), any director could elect to receive any amount of their remuneration in the form of DSUs.

For information regarding the Share ownership requirements for directors, see “Remuneration of Directors - Director Equity Ownership Requirements”.

Treatment of Dividends: When dividends are paid on Shares, additional DSUs are credited to a director’s account as of the dividend payment date, based on the aggregate dollar amount of the dividends notionally payable in respect of such number of Shares as is equal to the number of DSUs credited to the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the dividend payment date.

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Vesting: DSUs vest immediately upon being credited to a director’s account.

Maturity Date for DSUs: A director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with Penn West, or where a director has (except as a result of death) otherwise ceased to hold any positions with Penn West. Upon a director retiring or ceasing to hold any position with Penn West, all DSUs credited to the director’s account will be redeemed by Penn West as of the maturity date, being December 1st of the calendar year immediately following the year in which the retirement or cessation occurred or such earlier date following the retirement or cessation as elected by the director by notice to Penn West (either such date, the “Maturity Date”). Special rules apply with respect to determination of the maturity date for directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies.

Payment on Maturity: A director is not entitled to receive any amount prior to his or her Maturity Date (as described above). Within ten calendar days following the Maturity Date, Penn West will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of retirement or cessation, multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Payment on Death: If a director dies while in office or after ceasing to hold all positions with Penn West but before the Maturity Date, Penn West will, within 90 days of the date of death, make a lump sum cash payment to the director’s legal representative in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of death.

Administration of the DSU Plan: Subject to the Governance Committee reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Governance Committee’s mandate, the DSU Plan is administered by the Governance Committee.

DIRECTOR EQUITY OWNERSHIP REQUIREMENTS

Penn West’s director and executive equity ownership policy (the “Equity Ownership Policy”), which was amended by the Board on March 9, 2016, provides that: (a) each Non-Management Director, other than the Board Chair, is required to meet and maintain ownership of a minimum of 50,000 Shares within a period expiring five years from the later of January 1, 2011 and the date they join the Board; and (b) the Board Chair is required to meet and maintain ownership of a minimum value of Shares representing at least three times the Board Chair’s total annual retainer within a period expiring five years from the later of January 1, 2011 and the date of appointment as Board Chair. The table below summarizes the minimum Share ownership requirements applicable to Non-Management Directors.

Category of Non-Management Director	Share Ownership Required
Board Chair	Number of Shares having the value of 3 times annual retainer of the Chairman
Director (other than Board Chair)	50,000 Shares

In calculating ownership status, all Shares owned, directly or indirectly, by the director, as reported on SEDI, are included. In addition, any DSUs held by the director, are included in the calculation of Share holdings, whether or not they have yet been reported on SEDI.

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As at May 10, 2016, each director either: (a) holds, indirectly or directly; or (b) remains within the five year period to accumulate; the requisite number of Shares as required under the Equity Ownership Policy. For more information regarding the Directors’ equity holdings, see the table under “Director Equity Ownership” below. For information regarding the minimum equity ownership requirements for Penn West’s executives, see “Compensation Discussion & Analysis – Executive Equity Ownership Requirements”.

Director Equity Ownership

The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each Non-Management Director of Penn West and investment-at-risk statistics for each Non-Management Director of Penn West as at May 10, 2016.

Director	Shares (#)(1)		DSUs (#)(2)	Total Equity (#)(3)	Market Value of Total Equity ($)(4)	Value at Risk as multiple of annual Board retainer(5) (#)	Complies with Director Equity Ownership Requirement(6)
George Brookman	24,000		38,663	62,663	69,556	0.6	Yes
John Brydson	503,000		143,558	646,558	717,694	5.7	Yes
Raymond Crossley	9,000		34,567	43,567	48,359	0.4	Yes(7)
Gillian Denham	20,600		35,120	55,720	61,849	0.5	Yes
William Friley	50,648		14,587	65,235	72,410	0.6	Yes
Richard George	872,700	(8)	285,126	1,157,826	1,285,187	4.3	Yes
Maureen Cormier Jackson	5,000		1,813	6,613	7,340	0.1	Yes(9)
Jay Thornton	530,000	(8)	79,058	609,058	676,054	5.4	Yes
Average value at risk as multiple of annual retainer:						2.2
Total value at risk as multiple of total annual retainers:						2.5

Notes:

(1)	Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each Non-Management Director as at May 10, 2016, based on information reported on SEDI.
(2)	Reflects the total number of DSUs held by each director as at May 10, 2016.
(3)	Reflects sum of the number in the ‘Shares’ column plus the number in the ‘DSUs’ column.
(4)	Reflects the market value of the Shares and DSUs reflected in the ‘Total Equity’ column, based on the closing price of $1.11 for the Shares on the TSX on May 10, 2016.
(5)

“Value at Risk as multiple of annual Board retainer” reflects the “Market Value of Total Equity” for the director divided by: (a) in the case of the Chairman of the Board, the Chairman’s annual retainer of $300,000; and (b) in the case of all other directors, the annual Board member retainer of $125,000.

(6)

As at May 10, 2016, the minimum equity ownership requirement was 50,000 Shares for Non-Management Directors other than the Board Chair and for the Board Chair, the number of Shares having a dollar value equal to three times the Board Chair’s annual retainer. See “Remuneration of Directors – Director Equity Ownership Requirements” for more information regarding these requirements.

(7)	In accordance with the Equity Ownership Policy, this director has until March 6, 2020 to achieve the requirement of 50,000 Shares held.
(8)	455,000 of these Shares are owned of record and beneficially by Novo Investment Group Ltd., an entity that is controlled by Messrs. George and Thornton, and have been allocated appropriately.
(9)	In accordance with the Equity Ownership Policy, this director has until March 5, 2021 to achieve the requirement of 50,000 Shares held.

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DIRECTOR REMUNERATION DATA

Director Compensation Table

The following table and related notes disclose all amounts and forms of compensation provided to the individuals who served as Non-Management Directors of Penn West in 2015.

Name	Fees earned ($)(1)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)		Total ($)
James Allard	53,313	9,203	N/A	N/A	N/A	Nil		62,516
George Brookman	115,017	24,817	N/A	N/A	N/A	126		139,960
John Brydson	0	142,834	N/A	N/A	N/A	Nil		142,834
Raymond Crossley	73,181	43,056	N/A	N/A	N/A	114		116,351
Gillian Denham	127,506	21,667	N/A	N/A	N/A	Nil		149,173
William Friley	90,063	16,875	N/A	N/A	N/A	114		107,052
Richard George	0	244,458	N/A	N/A	N/A	Nil		244,458
James Smith	51,730	9,203	N/A	N/A	N/A	31,056	(7)	91,989
Jay Thornton	69,748	69,748	N/A	N/A	N/A	152		139,648

Total

Notes:

(1)	Represents the cash directors’ fees paid to the Non-Management Directors in 2015.
(2)

Represents the grant date fair value of the DSUs issued to the Non-Management Directors in 2015 in lieu of cash directors’ fees otherwise payable to the directors, such grant date fair value being equivalent to the amount of the cash directors’ fees the DSUs were issued in lieu of.

(3)	Penn West did not grant in 2015, and has not granted since 2007, “option-based awards” to Non-Management Directors.
(4)	No amounts were earned by or paid to the directors in 2015 that were related to awards under non-equity incentive plans.
(5)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits to directors.
(6)

Includes all other compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Penn West or a subsidiary of Penn West, to a director in any capacity, under any other arrangement (if any), including all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the director for services provided, directly or indirectly, to Penn West or a subsidiary of Penn West.

(7)	Mr. Smith elected to accelerate his DSU payment in 2015 after his retirement from the Board.

Outstanding Share-Based Awards and Option-Based Awards

Applicable Canadian securities legislation defines a “share-based award” as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock. As of January 1, 2011, Penn West adopted the DSU Plan, which allows for the grant of DSUs to Non-Management Directors of Penn West. DSUs fall within the definition of “share-based award”. For more information regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Applicable Canadian securities legislation defines an “option-based award” as an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features. Penn West has not granted any “option-based awards” to its Non-Management Directors since 2007.

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The following table sets forth information regarding all share-based awards and option-based awards outstanding as at December 31, 2015 that were held by each individual who was serving as a Non-Management Director on such date.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
George Brookman	N/A	N/A	N/A	N/A	Nil	N/A	40,848
John Brydson	N/A	N/A	N/A	N/A	Nil	N/A	140,585
Raymond Crossley	N/A	N/A	N/A	N/A	Nil	N/A	34,301
Gillian Denham	N/A	N/A	N/A	N/A	Nil	N/A	37,580
William Friley	N/A	N/A	N/A	N/A	Nil	N/A	13,557
Richard George	N/A	N/A	N/A	N/A	Nil	N/A	292,881
Jay Thornton	N/A	N/A	N/A	N/A	Nil	N/A	80,739

Notes:

(1)	There were no Non-Management Directors who held “option-based awards” at December 31, 2015.
(2)

These figures represent the estimated aggregate value of outstanding DSUs held by the Non-Management Directors (all of which DSUs immediately vested upon issuance) as at December 31, 2015, calculated based on the closing price of the Shares on the TSX on December 31, 2015 of $1.17. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table and related notes set forth the value of the DSUs that vested in 2015 under the DSU Plan that were held by each individual who served as a Non-Management Director in 2015. For details regarding the DSU Plan, see “Remuneration of Directors – Deferred Share Unit Plan”. Penn West did not grant any “option-based awards” or “non-equity incentive plan” compensation to its Non-Management Directors in 2015.

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Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
James Allard	N/A	17,910	N/A
George Brookman	N/A	30,173	N/A
John Brydson	N/A	159,726	N/A
Raymond Crossley	N/A	33,795	N/A
Gillian Denham	N/A	24,798	N/A
William Friley	N/A	13,167	N/A
Richard George	N/A	299,013	N/A
James Smith	N/A	17,194	N/A
Jay Thornton	N/A	79,238	N/A

Notes:

(1)	No Non-Management Director held any option-based awards in 2015.
(2)

Represents the value of DSUs that vested in 2015. DSUs vest immediately upon being credited to a director’s account; however, DSUs are not settled or paid-out until December 1 of the calendar year immediately following the year in which a Non-Management Director ceases to be a director of Penn West (the “Maturity Date”), with the amount of such payment being equal to the number of DSUs held multiplied by the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the Maturity Date. Further note that these values will not be equivalent to the grant date fair value of DSUs in the “Director Remuneration Data – Director Compensation Table” as vesting of DSUs occurs upon deposit and is therefore subsequent to the earning period, and dividends have accumulated since vesting.

(3)	Penn West did not in 2015, and does not as at May 10, 2016, have any non-equity incentive plans in which Non- Management Directors are eligible to participate.

OTHER BOARD INFORMATION

BOARD AND DIRECTOR PERFORMANCE ASSESSMENT

The Governance Committee annually assesses the performance of the entire Board and each of the directors. To assist in this process, each year the Governance Committee makes use of one or more of the following, which are reviewed and, if necessary, revised, on an annual basis:

(i)	annual Board performance assessment survey,

(ii)	individual director peer feedback surveys, and

(iii)	individual director self-assessment skills/expertise matrix.

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When completing the self-assessment skills/expertise matrix, each director is asked to indicate their self-assessment of expertise in the skill/expertise categories using the scale reflected below:

	Category of Skill/Expertise	Self-Assessment Scale
1.	Oil and Gas Experience (technical oil and gas expertise, with particular focus on exploration and production)
2.	Capital Markets (particularly global debt and equity markets)
3.	Financial acumen or financial expert (including financial accounting and reporting, internal financial controls and taxation)
4.	Commodities Marketing
5.	Risk Management	1 - Basic Knowledge/Experience
6.	Compensation and Human Resources	3 - Moderate Knowledge/Experience
7.	Health, Safety and Environmental	5 - Advanced Knowledge/Experience
8.	Public Sector Experience (including government, regulatory organizations or non-governmental organizations)
9.	Public/Community Relations
10.	CEO / Senior Officer Experience with significant public or private company
11.	Corporate Governance
12.	Legal

Each year, every member of the Board completes either a Board performance assessment survey or the individual director peer feedback survey along with the individual director self-assessment skill/expertise matrix, alternating on an annual basis. This alternating approach allows directors to provide feedback regarding the effectiveness and performance of the Board one year, and discuss the respective contributions and performance of each Non-Management Director based on a number of factors and characteristics the next year.

Generally, the Board performance assessment survey and the individual director peer feedback and skills/expertise matrix surveys are completed by each of the directors and then returned to the Chair of the Governance Committee, who compiles the results and communicates them to the Chairman of the Board and the Corporate Secretary of Penn West. The Chair of the Governance Committee arranges for the results of the individual director peer feedback surveys to be provided to the respective directors and the directors meet individually with the Chairman of the Board to discuss their respective results. A summary of the Board performance assessment survey results and composite results of the individual director peer feedback surveys are communicated to the Governance Committee by the Chair of the committee. The results of the surveys are then utilized by the Governance Committee not only to identify areas for improvement in the performance of the Board and individual directors, but also as one of the factors considered when identifying and evaluating new Board nominees.

DIRECTOR ORIENTATION AND EDUCATION

Director Orientation Program

The Board provides new directors with director orientation materials consisting of various background documents of Penn West, and also provides access to all material corporate records, prior Board materials and the Board’s manual. Penn West’s director orientation program also includes a one-day session of management presentations and meetings providing specific information on various areas of Penn West’s business and matters relating to the Board. New directors are also encouraged to attend committee meetings, regardless of membership, as part of their orientation process. The Board’s mid-year strategy session typically held around the time of the annual meeting of Shareholders also serves as a useful orientation tool.

28	PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

Director Continuing Education

Penn West has adopted Governance Guidelines that provide that, among other things, with the approval of the Governance Committee or its designee, directors may, at the expense of Penn West, participate in continuing education programs that are designed to maintain or enhance their skills and abilities as directors or to enhance their knowledge and understanding of Penn West’s business and operations. In addition to more formal continuing education programs, senior management strives to provide ongoing education and information for the Board, including the following:

(a)	one or more strategic planning, update and/or technical overview sessions per year;

(b)	occasional site visits;

(c)	reports from senior management to the Board providing updates on a variety of matters, including operations, finance and human resources;

(d)	management presentations to the Board regarding a variety of matters;

(e)	presentations from external consultants;

(f)	membership with the National Association of Corporate Directors (“NACD”); and

(g)	attendance at industry and governance related seminars.

In addition, all directors have a standing invitation to attend all committee meetings, regardless of membership, and are encouraged to attend at least one meeting of each committee per year.

Since November 21, 2014 Penn West has provided each of its directors with full membership to NACD. Through this program, each director of Penn West has access to a robust portfolio of publications, educational programs and peer-exchange forums designed to assist each director support the Board.

BOARD MEMBERSHIP IN 2015

A total of six (6) individuals served as directors of Penn West for the entire 2015 financial year, being Ms. Denham and Messrs. Brookman, Brydson, George, Roberts, Thornton. In addition: Mr. Allard and Mr. Smith served as directors of Penn West until May 13, 2015; and Messrs. Crossley and Friley served as a director of Penn West from March 6, 2015 and March 12, 2015, respectively, through the end of the 2015 financial year.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To the knowledge of management of Penn West, no proposed director of Penn West (nor any personal holding company of any such persons):

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Penn West), that:

29	PENN WEST 2016 MANAGEMENT PROXY CIRCULAR

(i)

was subject to: (A) a cease trade order (including a management cease trade order); (B) an order similar to a cease trade order; or (C) an order that denied the relevant company access to any exemption under securities legislation; in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

except with respect to those Orders described at the end of this section;

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including Penn West) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of management of Penn West, no proposed director (or personal holding company of any proposed director) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On July 29, 2014, Penn West announced that the Audit Committee of the Board was conducting a voluntary, internal review of certain of Penn West’s accounting practices and that certain of Penn West’s historical financial statements and related MD&A must be restated, which might result in the release of its second quarter 2014 financial results being delayed (which ultimately proved to be the case). Furthermore, and in conjunction with the announcement, the Company advised that its historical financial statements and related audit reports and MD&A should not be relied upon. As a result, the Alberta Securities Commission issued a Management Cease Trade Order on August 5, 2014 (the “ASC MCTO”) against, among others, Messrs. Roberts, George, Brookman, Brydson and Thornton, and Ms. Denham. The Ontario Securities Commission issued a Temporary Management Cease Trade Order on August 8, 2014 and a Permanent Management Cease Trade Order on August 20, 2014 (the “OSC MCTO”) against Ms. Denham (the only one of the aforementioned individuals who was resident in Ontario). On

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September 18, 2014, Penn West filed restated audited annual financial statements for the years ended December 31, 2013 and 2012, restated unaudited interim financial statements for the three months ended March 31, 2014 and 2013, restated MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, and related amended documents. Penn West also filed its unaudited interim financial statements for the three and six month periods ended June 30, 2014 and 2013 and the related MD&A and management certifications on September 18, 2014. Following such filings, the ASC MCTO and the OSC MCTO were each revoked on September 23, 2014.

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COMPENSATION DISCUSSION & ANALYSIS

We are pleased to provide Penn West’s Compensation Discussion and Analysis to assist you in better understanding our approach to executive compensation.

Although 2015 was marked by continued macroeconomic weakness with slow economic growth and low commodity prices, Penn West responded in a persistent and meaningful way by taking actions that have positioned the Company to be viable in this “lower for longer” environment. These actions included:

•	Planning to limit capital expenditures to funds flow from operations;
•	Suspending the dividend and reducing Board compensation;
•	Reducing cost structure through a 35% workforce reduction;
•	Executing approximately $800 million of non-core dispositions at attractive metrics in a challenging mergers and acquisitions and commodity environment;
¡	Approximately $1.9 billion of non-core assets have been sold since 2013;
•	Reducing net debt by approximately $500 million, for a total reduction of approximately $1.3 billion since 2013;
•	Achieving an amending agreement in connection with its banking and lending agreements;
•	Maintaining full year operating costs of $18.96/boe under the bottom end of guidance;
•	Held full year G&A costs of $2.91/boe within our guidance range;
•	Our drilling program in the second half of the year in Cardium was well above expectations;
•	Continuing to refine our methods in the Viking to reduce costs, and as expected, well performance remained strong;
•	Positioning ourselves as a top operator in terms of both cost and well performance in both the Viking and Cardium; and
•	Delivering full year production of 86,357boe/d which was above the mid-point of guidance, despite capital expenditures that were $30 million lower than our guidance of $500 million.

We believe that Penn West is a company that does what it says it is going to do. Our business was tested in 2015 due to the precipitous decline in commodity prices, and the management team took the difficult steps required in the “lower for longer” reality. We are committed to our disciplined approach, and with our deep set of development opportunities in our core plays, we will continue to foster a business model focused on accountability, operations and execution. The Board and management are confident we are well positioned to create value for all our stakeholders on a going forward basis.

The Board and management believe that regular and constructive engagement with Shareholders is important in maintaining a productive and open relationship. In 2015, Penn West received strong majority support for its non-binding ‘say on pay’ advisory vote. Despite this, Penn West has committed to continually reviewing and improving its compensation design and disclosure, which is explained further in the ‘Approach to Executive Compensation Section’ of the Information Circular.

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Throughout 2015, the Board and management engaged its top Shareholders representing just under 20% of the Shares outstanding (more discussion regarding shareholder engagement in the ‘Continuous Shareholder Engagement’ section of the Information Circular). In conjunction, Penn West reviewed policies and reports released by proxy advisory firms as part of its research towards compensation matters. Changes to our compensation program are the result of our research and regular and constructive engagement with Shareholders regarding management compensation as part of normal course dialogue. Accordingly, the HR&C committee took steps in 2015 to re-position executive compensation policies to ensure better alignment with Shareholder interests. The changes improve the long term competitiveness of our compensation programs while at the same time; appropriately respond to the current industry challenges. Below is a summary of the key changes, which will be more fully discussed in the remainder of the Information Circular:

•

Our President and CEO and the other NEOs were subject to a “salary freeze” in 2015, which is also extending into 2016. As a result, our CEO has not been awarded a salary increase since his arrival in 2013;

•

Despite Penn West meeting some of performance targets for 2015, the Board applied its discretion in light of Share price performance and the overall harsh commodity price environment and, as a result, the CEO and the other NEOs were not awarded a bonus for the 2015 performance year despite Penn West’s solid operation performance, which will keep their 2015 pay mix largely long- term and at-risk;

•

With the help of an external compensation consultant, the peer group of companies used to benchmark executive compensation was revised to include companies that better fit the changing size of Penn West;

•

The structure of the annual long term incentives for the NEOs now include performance based units based solely on relative total annual shareholder returns. These performance units make up 50% of the total grant. The other 50% consists of RSUs and Options. Pursuant to the amendments approved in March 2016 by the Board, it is our intention to emphasize the settlement of the RSUs in Shares going forward rather than exclusively in cash to further align management and Shareholder interests;

•

Several other policy changes were made including the addition of double trigger (Good Reason) provisions for the CEO and the other NEOs (with the exception of Mr. Gegunde) under the executive employment agreements (commencing June 2013) and implementation of a claw-back policy (see “Executive Incentive Compensation Recoupment Policy”);

•

The Stock Option Plan now includes double-trigger (Good Reason) change-in-control provisions and a reduction to the number of Options that can be granted from 9% of outstanding Shares to 4.25% to better manage Shareholder dilution considerations, pursuant to the amendments approved in March and May 2016; and

•	As a result of Penn West’s updated executive compensation peer group, we reduced the CEO’s short-term and long-term incentive targets by 30% beginning in 2016, as indicated in the table below.

	2015		2016
CEO Compensation Components	Compensation Target % of Salary	Compensation Target $	Compensation Target % of Salary	Compensation Target $
Salary	100%	$750,000	100%	$750,000

STI	100%	$750,000	70%	$525,000 (30% lower than 2015)

LTI	300%	$2,250,000	210%	$1,575,000 (30% lower than 2015)

Total $		$3,750,000		$2,850,000 (24% lower than 2015)

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CEO Realizable Compensation

CEO Realizable Pay (% of Pay Opportunity) June 2013-15

Notes:

(1)

“Pay Opportunity” includes, for each applicable year, salary, cash bonus target and the grant date fair value of PSUs, RSUs and Options granted in the particular year reported using the valuation methodology described in the “Summary Compensation Table” under “Compensation Discussion & Analysis—Executive Compensation Data”.

(2)

“Realizable Pay” includes, for each applicable year, salary, the cash bonus earned during the year and the long- term equity incentive awards granted during the year valued as follows: (i) in the case of Options that were exercised on or before December 31, 2015, the market price of the underlying Shares on the date of exercise less exercise price; (ii) in the case of PSUs that vested on or before December 31, 2015, the payout amount of the PSUs; (iii) in the case of unexercised Options, the ‘in-the-money’ value of the Options on December 31, 2015; and (iv) in the case of PSUs that had not vested as at December 31, 2015, the year-end share price on December 31, 2015, and assuming a relative performance factor (RPF) of 1.0; (v) in the case of RSUs that had not vested as at December 31, 2015, the year-end share price on December 31, 2015.

Due to the heavy weighting of the CEO’s compensation to variable pay and Penn West’s recent Share price performance, there is a staggering gap between the CEO’s pay opportunity and what is realizable. Furthermore, since his arrival, the CEO’s pay opportunity has decreased year over year as Share price has decreased, and his 2016 target compensation will be below the market median. In addition, since the CEO’s arrival, an average of approximately 80% of his total compensation has been at risk, and he has only realized approximately 25% of that at risk compensation.

We continually look at our approach to executive compensation to ensure it is competitive with our industry peers and aligns the interests of management with those of Shareholders.

OBJECTIVE OF EXECUTIVE COMPENSATION DISCLOSURE

All direct and indirect compensation provided to certain of Penn West’s executive officers in 2015 for, or in connection with, services they have provided to Penn West and its subsidiaries is disclosed below. The following disclosure is intended to provide insight into our executive compensation as a key aspect of the overall stewardship and governance of Penn West, and to help investors understand how decisions about executive compensation are made at Penn West particularly in the context of the Company’s long-term strategy.

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Shareholders have an opportunity to participate in a non-binding ‘say on pay’ advisory vote with respect to Penn West’s approach to executive compensation, as disclosed in this Information Circular. This is just one way Penn West engages its Shareholders and seeks input on its compensation practices. Penn West regularly engages with and welcomes feedback from Shareholders on this and other matters, and considers this feedback in determining appropriate executive compensation and pay for performance metrics going forward.

IDENTIFICATION OF NAMED EXECUTIVE OFFICERS

In accordance with Form 51-102F6 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West’s Named Executive Officers (NEOs) are the individuals who served as Penn West’s Chief Executive Officer, Chief Financial Officer and the Company’s three other most highly compensated executive officers in 2015. In addition, the (NEOs) also include two officers who left the Company during 2015. The NEOs and the positions held by each of them in 2015 are listed below:

David Roberts	President and Chief Executive Officer

David Dyck	Senior Vice President and Chief Financial Officer

Gregg Gegunde	Senior Vice President, Exploitation, Production and Delivery

Andrew Sweerts	Vice President, Business Development & Commercial

Michelle McQuade	Vice President, Stakeholder Relations

Former Executives:

Keith Luft	General Counsel and Senior Vice President, Corporate Services
(Mr. Luft departed Penn West as of June 30, 2015)

Blaine McGowan	Vice President, Human Resources and Corporate Resources (Mr. McGowan departed Penn West as of September 4, 2015)

APPROACH TO EXECUTIVE COMPENSATION

Penn West’s executive compensation philosophy is to pay for performance. To that end, Penn West’s total compensation program for executives is significantly weighted toward equity-based compensation, which inherently links a significant portion of each executive’s compensation with total Shareholder return. The design also considers individual and organizational performance while striving for market-competitive pay and the ability to attract new and retain existing highly qualified and talented executives. Compensation practices, including the blend of base salary and short- and long-term incentives, are regularly assessed to ensure that they are competitive, reflect appropriate ties to individual, business unit and organizational performance, and support Penn West’s long-term strategies.

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An important element of Penn West’s compensation philosophy is a belief that employees at more senior levels of the organization have a greater degree of influence on both departmental and overall organizational performance. As a result, Penn West’s executive officers, including the NEOs, have a greater proportion of their annual incentive awards based on organizational performance and success, while incentive compensation for employees at less senior levels has a more significant weighting on individual performance.

Executive Compensation Objectives

Penn West’s total compensation program uses fixed and variable compensation, as well as employee group benefits, based on organizational and individual performance and marketplace peer practices.

The objectives of Penn West’s total compensation program for its NEOs are as follows:

•	to align total compensation with the interests of Shareholders;
•	to ensure a performance-driven culture by aligning pay to performance by rewarding organizational success and individual contribution;
•	to attract and retain executives with a total compensation package at the median of the market and above for superior organizational and individual performance; and
•	to manage the proportion of fixed versus variable compensation.

Executive Compensation Overview

The table below describes the elements of Penn West’s 2015 executive compensation program:

Element	Nature	Description
Base Salary	Fixed	Compensates executives for their level of accountability and skills.

Short-Term Incentive Plan (STIP): Annual Cash Bonus(1)	Variable (“at risk”)

Rewards executives for organizational and individual performance in achieving annual financial and operational objectives.

Awards are determined based on a combination of corporate and individual performance with a payout range of 0% to a maximum payout of 200% of target short-term incentive.

Long-Term Incentive Plan (LTIP):

Stock Options(2)

Performance Share

Units (PSU)(3)

Restricted Share Units

(RSU)(4), formerly

referred to as Incentive

Awards under the

Long-Term Retention

and Incentive Plan

Variable (“at risk”)

Rewards executives for creating Shareholder value and achieving specific financial and operational results.

Value is realized as the price of Shares exceeds that of the stock option grant price. Awards vest one-quarter per year over four years and expire at five years.

Future cash payout between 0% and 200% contingent upon shareholder returns relative to a peer group of companies over the performance period of three years.

Future payments in either cash or Shares based on the value of a Penn West Share at the time of vesting. Each grant of RSUs vests one- third per year over three years. CEO is required to purchase Shares with the cash proceeds from the 2015 grant and hold the Shares for a minimum of two years.

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Element	Nature	Description

Benefits and Perquisites: Savings Plan(5) (in lieu of any pension plan)	Fixed

Rewards executives for creating long-term Shareholder value while providing a more risk conscious and affordable alternative to a pension plan for Penn West. NEOs participate in the Savings Plan on the same terms as all other employees.

NEOs contribute up to 10% of salary which is matched 1.5x by Penn West and proceeds are used to purchase Shares or directed to a low interest savings account.

Other Benefits/Perquisites	Fixed	Group benefits plan for all employees. Executive health assessments for NEOs and other executives. Paid parking for NEOs and others.

Notes:

(1)	For additional details please refer to “Compensation Discussion & Analysis – Executive Compensation Review Process – Executive Compensation Peer Group and Benchmarking”.
(2)	For a more detailed description of the Stock Option Plan, see “Summaries of Equity Compensation Plans – Stock Option Plan”.
(3)	For a more detailed description of the PSU Plan, see “Summaries of Equity Compensation Plans – PSU Plan”.
(4)	For a more detailed description of the RSU Plan, see “Summaries of Equity Compensation Plans – RSU Plan”.
(5)	For additional details please refer to “Compensation Discussion & Analysis – Approach to Executive Compensation – Description of Executive Compensation Elements – Employee Retirement/Savings Plan”.

The following table defines the STIP and LTIP targets and details for each NEO.

	2015
NEO	STIP Target % of base salary	STIP Performance Weightings (Corporate/Individual)	LTIP Target % of base salary	LTIP Grant Distribution (PSU/RSU/Stock Options)
David Roberts, President and CEO	100%	75%/25%	300%	50%/25%/25%

David Dyck, SVP and CFO	60%	75%/25%	250%	50%/25%/25%

Gregg Gegunde, SVP, Exploitation, Production and Delivery	45%	75%/25%	200%	50%/25%/25%

Andrew Sweerts, VP, Business Development and Commercial	40%	75%/25%	150%	50%/30%/20%

Michelle, McQuade, VP, Stakeholder Relations	40%	75%/25%	150%	50%/30%/20%

Executive Compensation Breakdown: Fixed vs. Performance Based Variable (“At-Risk”) Compensation

The 2015 Pay Mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation — in the form of short-term incentive (cash bonuses) and long-term incentive compensation (Options, PSUs and RSUs) — over fixed compensation. This chart shows that between 62 and 77 percent of target 2015 compensation for each of the NEOs who were serving at the end of 2015 was performance-based “at-risk” compensation.

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2015 Target Pay Mix for Named Executive Officers: Fixed vs Variable

Notes:

“Fixed Compensation” means annual base salaries and other compensation and perquisites reflected in the “Summary Compensation Table” under “Compensation Discussion & Analysis—Executive Compensation Data”.

“Variable (“At-Risk”)” Compensation” means 2015 annual cash bonus target (STIP) and 2015 target value of annual long-term incentive grants (LTIP).

EXECUTIVE COMPENSATION PEER GROUP AND BENCHMARKING

Each year, the total compensation for the NEOs is reviewed by the HR&C Committee and compared to the total compensation for executives holding similar positions with members of a peer group of comparator organizations (the “Executive Compensation Peer Group”). In identifying the Executive Compensation Peer Group each year, emphasis is placed on Canadian-based organizations, specifically those operating within the exploration and production sector of the energy industry and exhibiting comparable size, operations, corporate ownership structure and business complexity, and with whom we compete for executive talent.

Based mainly on the above criteria, a peer group of entities is identified and compensation data regarding the comparator entities is used as a factor in the review and consideration of appropriate levels and composition of compensation for Penn West’s executives.

Penn West targets total compensation for executive officers at the median of the Executive Compensation Peer Group and above for those who achieve superior individual performance and assist Penn West in achieving superior organizational performance. The HR&C Committee uses data regarding the Executive Compensation Peer Group as a guideline and applies discretion in making compensation recommendations to the Board in conjunction with other considerations, particularly individual and organizational performance.

Following is the list of entities comprising the Executive Compensation Peer Group selected to assess Penn West’s 2015 total compensation for executives:

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1.	*Apache Canada Ltd.	12.	MEG Energy
2.	ARC Resources Ltd.	13.	*Murphy Oil Company Ltd.
3.	Baytex Energy Corp.	14.	Pengrowth Energy Corporation
4.	Canadian Oil Sands Limited	15.	Peyto Exploration & Development
5.	*Chevron Canada Resources	16.	*Progress Energy Canada, Ltd.
6.	Crescent Point Energy Corp.	17.	*Sinopec Daylight Energy, Ltd.
7.	*Devon Canada Corporation	18.	Talisman Energy Inc.
8.	Encana Corporation	19.	*TAQA North Ltd
9.	Enerplus Corporation	20.	Tourmaline Oil Corp.
10.	*Harvest Operations Corp.	21.	Trilogy Energy Corporation
11.	Lightstream Resources Ltd.	22.	Vermillion Energy, Inc.

*	Canadian subsidiaries

In addition to the general considerations identified above, Penn West applied the following key principles when developing its Executive Compensation Peer Group for 2016:

•	Canadian energy companies;
•	Only exploration and production companies;
•	Operations focused primarily in Western Canada; and
•	Similar size and complexity

In reviewing the Executive Compensation Peer Group for 2016, the Board determined that a number of companies were no longer suitable given their size and complexity compared to Penn West. There were some substantially larger organizations removed and more comparable organizations added.

2016 Executive Compensation Peer Group

ARC Resources Ltd.		Companies removed from 2016 Peer Group
Baytex Energy Corp.		Apache Canada Ltd.
Crescent Point Energy Corp.		Canadian Oil Sands Limited
Enerplus Corporation		Devon Canada Corporation
Lightstream Resources Ltd.		Encana Corporation
MEG Energy		Talisman Energy Inc.
Pengrowth Energy Corporation		Progress Energy Canada, Ltd.
Peyto Exploration & Development		Sinopec Daylight Energy, Ltd.
Tourmaline Oil Corp.		TAQA North Ltd.
Trilogy Energy Corporation		Chevron Canada Resources
Vermilion Energy, Inc.		Harvest Operations Corp.
Murphy Oil Corporation

Bonavista Energy Corp. Northern Blizzard Resources Inc. Seven Generations Energy Ltd. Whitecap Resources Inc.	}	Companies added to 2016 Peer Group

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EXECUTIVE COMPENSATION DECISIONS FOR 2015

Base Salary Decisions for 2015

Base salaries are reviewed annually by the HR&C Committee, taking into account:

•	comparative data for similar positions with respect to the Executive Compensation Peer Group;
•	assessments of individual and corporate performance;
•	the individual’s experience and skills;
•	scope of responsibilities of the particular role;
•	internal equity considerations regarding similar positions within the organization;
•	retention considerations;
•	inflation and other economic factors; and
•	recommendations from the President and CEO. Annual base salaries are recommended by the HR&C Committee and approved by the Board early in each calendar year.

For all of the NEOs, the HR&C Committee completed its annual total compensation review process, and based on Executive Compensation Peer Group data and corporate performance in 2015 (including total Shareholder return), and market conditions, recommended to the Board, and the independent members of the Board ultimately approved no adjustment to the remaining NEOs’ salaries for 2015 relative to 2014.

The following table reflects the 2015 base salary decisions of the Board with respect to the NEOs. Further information is provided in the “Summary Compensation Table” under “Compensation Discussion & Analysis—Executive Compensation Data”.

Name	2015 Annual Base Salary ($)	% Increase to 2015 Annual Base Salary Compared to 2014 Annual Base Salary

David Roberts	750,000	0%

David Dyck	450,000	0%

Gregg Gegunde	330,000	0%

Andrew Sweerts	280,000	0%

Michelle McQuade	270,000	0%

Keith Luft(1)	330,000	N/A

Blaine McGowan(1)	280,000	N/A

Note:

(1)

Effective June 30, 2015, and September 4, 2015, respectively, Mr. Luft and Mr. McGowan left the employment of Penn West. The 2015 Annual Base Salary reflects their annualized salaries for the year-ended December 31, 2015.

In addition, on March 9, 2016, the Board decided not to make any adjustments to the NEO’s salaries for the 2016 calendar year.

Cash Bonus Decisions for 2015

Each year, executive cash bonuses are independently reviewed and recommended by the HR&C Committee and determined by the independent members of the Board, considering the following factors:

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•	annual organizational performance assessment with respect to business goals and objectives and other achievements in the year;
•	total Shareholder return for the year, including relative to industry peers;
•	assessment of individual executive performance in the year;
•	market data with respect to anticipated awards by members of the Executive Compensation Peer Group under similar cash bonus plans; and
•	relative performance of Penn West in prior years and cash bonus awards to Penn West executives in such years.

The HR&C Committee and the Board exercise discretion in assessing overall performance to ensure that cash bonus awards are not unduly influenced by an unusual result in any one given area, and to allow for recognition of unanticipated results in areas that might not be reflected by the predetermined corporate performance measures. Penn West’s approach to cash bonuses for executives, with its relationship to overall corporate performance, emphasizes a “team” approach to success. Cash bonuses do, however, also reflect a consideration of individual performance.

Penn West’s annual cash incentive plan rewards NEOs based on actual performance achieved versus the approved annual targets in each of the corporate and individual annual incentive plan components.

For the CEO and other NEOs, corporate performance at target accounts for 75% of STIP award and individual performance at target accounts for 25% of the STIP award. The maximum annual bonus potential is capped at 200% of the STIP target. The Board, upon the recommendation of the HR&C Committee, can use discretion to increase or decrease the STIP awards in light of Penn West’s actual performance for the year and any extenuating circumstances. As discussed in “2015 Cash Bonus Awards”below, the Board exercised its discretion in not awarding a bonus for the 2015 performance year despite Penn West meeting some of its targets.

Penn West will not set district performance measures for the purposes of 2016 cash bonus calculations and eligibility. Cash bonus amounts will be based on corporate and individual performance for all employees. This change is intended to create alignment across the entire Company and is more suitable for Penn West’s smaller organizational size.

Measuring Corporate Performance

The HR&C Committee sets financial and operational goals and measures at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each measure has a weighting and minimum (minimum level of performance required to be eligible for cash bonus), target and maximum (level of performance at which incentive award is capped) achievement levels.

At the end of the year, the HR&C Committee assesses actual corporate performance based on performance outcomes and assigns a score for each measure. Based on such assessment, corporate component ranges from 0 to 150% of the STIP target.

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Measuring Individual Performance

Individual performance is based on how well the NEO performs in their role and achieves goals set at the beginning of the performance year. The individual component ranges from 0 to 50% of the STIP target based on the assessment of such individual performance.

Performance Assessment for 2015

In 2015, Penn West focused on business basics, cost reductions, and establishing a culture of high performance and continuous improvement. The following table identifies the performance measures used by the HR&C Committee and the Board to evaluate and assess our corporate performance in 2015, and their assessment of how we performed in 2015 relative to these performance measures. The performance measures focus on three key areas – Values, Delivery and Sustainability. Each focus area includes several key measures relevant to that area.

Corporate Goals – Year End Results	Weighting	Minimum Target	Target	Maximum Target	Year End Results	Score	Contribution

Values Total Recordable Injury Frequency Cost Reduction Spills	20% 10% 5% 5%	0.59 $600,000 330	0.56 $750,000 300	0.53 $900,000 270	0.54 ($1,122,125) 305	17% 0% 4%	21%

Delivery Annual average production (boe/d), net A&D(1) Operating Expenses ($/boe)(2)	50% 30% 20%	88,561 $19.64	91,561 $19.29	94,561 $18.29	86,357 $18.96	0% 27%	27%

Sustainability Reserve Replacement Ratio(3) Operated Development Cost ($/boe)(4)	30% 15% 15%	100% $20	125% $16	150% $12	Below 0 $17.15	0% 11%	11%

Corporate Performance Score							59%

Note:

(1)	Production – corporate targets adjusted by the Board to give effect to asset acquisitions and divestitures.
(2)	Operating Expenses – based on operating costs of $825 million. Corporate targets have been adjusted by the Board to give effect to asset acquisitions and divestitures.
(3)	Reserve Replacement (ratio) – defined as 2015 reserves added during the year divided by 2015 average production.
(4)

Operated Development Cost ($/boe) – defined as capital associated with operated 2015 development, 2015 carry forward and 2015 enhanced oil recovery activities divided by reserves added during the year.

2015 Cash Bonus Awards

The table below displays the calculation of the cash bonus awards for the NEOs for 2015 performance as determined by the Board in March 2016. The cash bonus award for President and CEO, Dave Roberts, is based on corporate and individual performance results and the Board’s discretion to reduce the amount rewarded from the amount calculated using the formula. Despite Penn West meeting some of performance targets for 2015, the Board applied its discretion in light of Share price performance and the overall harsh commodity price environment and, as a result, a bonus was not awarded to the CEO or other NEOs for the 2015 performance year. This demonstrates Penn West’s commitment to pay for performance and align executives’ interests with those of Shareholders, and it keeps the pay mix largely long-term and at-risk.

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Name	Base Salary at Dec 31, 2015	Bonus Target (% of Base Salary)	Corporate Score	Individual Score	Calculated Bonus Award	Actual Bonus Award	Actual 2015 Cash Bonus Award (% of Base Salary)

Dave Roberts	750,000	100%	59%	185%	$678,750	$0	0%

David Dyck	450,000	60%	59%	185%	$244,350	$0	0%

Gregg Gegunde	330,000	45%	59%	150%	$121,399	$0	0%

Andrew Sweerts	280,000	40%	59%	185%	$101,360	$0	0%

Michelle McQuade	270,000	40%	59%	150%	$88,290	$0	0%

Stock Option, PSU and RSU Grant Decisions for 2015

Pursuant to the Stock Option Plan, PSU Plan and the RSU Plan, employees, including the NEOs, may be provided with an initial grant of Options, PSUs and RSUs respectively, upon their commencement of service, as a competitive tool for employee attraction and retention as well as long-term incentive. Options, PSUs and RSUs may also be granted from time to time in connection with the promotion of an employee, including a NEO. Additional Options, PSUs and RSUs are also granted annually to certain employees, including the NEOs, as a long-term incentive and retention tool. These annual grants of Options, PSUs and RSUs are assessed by the HR&C Committee each year beginning with a review of recommendations from HR Management. In determining long-term incentive grants to NEOs, the HR&C Committee and the Board consider market data from Mercer regarding anticipated awards by members of the Executive Compensation Peer Group under similar equity-based plans for similar executive positions and responsibilities, as well as overall corporate performance in the prior year and each executive’s individual skills and capabilities. The HR&C Committee and the Board also consider previous Option, PSU and RSU grants made to NEOs when considering new Option, PSU and RSU grants.

The mix of Options, PSUs and RSUs rewards executives for creating Shareholder value and achieving specific financial and operational results. NEOs will only realize value from the stock options when the share price exceeds the grant price over a sustained period of time. Any payout from the PSUs is dependent on successfully meeting shareholder return metrics relative to a peer group of companies over a three year period. Proceeds from the RSU grant will be directly linked to the share price at the time of vesting. As highlighted in the “Executive Compensation Overview”, 2015 was the first year in which executives were eligible for RSU grants as a component of overall long-term incentive compensation.

In March 2015, the HR&C Committee recommended, and the independent members of the Board unanimously approved, the Options, PSUs and RSUs granted to the NEOs, based on target grant date fair values. The Options, PSUs and RSUs granted to each of the NEOs are reflected in the following tables, as well as in the “Summary Compensation Table” under “Compensation Discussion & Analysis –Executive Compensation Data”.

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In recommending the grant of Options, PSUs and RSUs to Penn West’s NEOs, the HR&C Committee’s intention was to provide equity compensation at the median of the Executive Compensation Peer Group, with additional consideration being given to individual performance and the previous years’ equity awards received by each NEO.

Stock Options

Name	Number of Options Granted	Grant Date Fair Value of Options Granted(1)	Percentage of Total # of Options Granted to Employees in 2015	Grant Date	Grant Price	Expiry Date
David Roberts	625,000	$393,750	12.2%	March 20, 2015	$1.81	March 19, 2020
David Dyck	312,500	$196,875	6.1%	March 20, 2015	$1.81	March 19, 2020
Gregg Gegunde	183,300	$115,479	3.6%	March 20, 2015	$1.81	March 19, 2020
Andrew Sweerts	93,300	$58,779	1.8%	March 20, 2015	$1.81	March 19, 2020
Michelle McQuade	90,000	$56,700	1.8%	March 20, 2015	$1.81	March 19, 2020

Keith Luft(2)	183,300	$115,479	3.6%	March 20, 2015	$1.81	September 28, 2015
Blaine McGowan(2)	93,300	$58,779	1.8%	March 20, 2015	$1.81	December 3, 2015

Note:

(1)

Reflects the grant date fair value of the Options awarded to the NEO in 2015 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value). See Note 6 to the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(2)	In accordance with the Stock Option Plan all Options held by Messrs. Luft and McGowan expired 90 days after the date of departure of each officer.

PSUs

Name	Number of PSUs Granted in 2015	Grant Date Fair Value of PSUs Granted(1)	Grant Date	Vesting Date
David Roberts	414,000	$749,340	March 20, 2015	December 31, 2017
David Dyck	207,000	$374,670	March 20, 2015	December 31, 2017
Gregg Gegunde	121,000	$219,010	March 20, 2015	December 31, 2017
Andrew Sweerts	77,000	$139,370	March 20, 2015	December 31, 2017
Michelle McQuade	74,000	$133,940	March 20, 2015	December 31, 2017

Keith Luft	121,000	$219,010	March 20, 2015	N/A(2)
Blaine McGowan	77,000	$139,370	March 20, 2015	N/A(3)

Note:

(1)

Represents the grant date fair value assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 trading days ending on the date of grant.

(2)	In accordance with the PSU Plan, one-sixth of the PSUs held by Mr. Luft vested on the date of his departure, and the remainder were cancelled.
(3)	In accordance with the PSU Plan, one-quarter of the PSUs held by Mr. McGowan vested on the date of his departure, and the remainder were cancelled.

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RSUs

Name	Number of RSUs Granted in 2015	Grant Date Fair Value of RSUs Granted(1)	Grant Date	Vesting Date
David Roberts	206,500	$373,765	March 20, 2015	One-Third each on March 20, 2016 - 2018
David Dyck	103,300	$186,973	March 20, 2015	One-Third each on March 20, 2016 - 2018
Gregg Gegunde	60,850	$110,139	March 20, 2015	One-Third each on March 20, 2016 - 2018
Andrew Sweerts	46,400	$83,984	March 20, 2015	One-Third each on March 20, 2016 - 2018
Michelle McQuade	45,000	$81,450	March 20, 2015	One-Third each on March 20, 2016 - 2018

Keith Luft	60,850	$110,139	March 20, 2015	N/A(2)
Blaine McGowan	46,400	$83,984	March 20, 2015	N/A(2)

Note:

(1)	Represents the grant date fair value based on the volume weighted average trading price of the Shares on the TSX for the 5 trading days ending on the date of grant.
(2)	In accordance with the RSU Plan, one-sixth of the RSUs held by Messrs. Luft and McGowan vested on the date of departure of each officer, and the remainder were cancelled.

2013 Third Tranche PSUs – Measures, Multipliers and Performance Results

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings, method of calculating the relative performance factor (“RPF”) and performance results for the Third Tranche PSUs granted in 2013, which vested on December 31, 2015 and for which the performance period is the three year period ended December 31, 2015. These metrics were determined by the Board in March 2015, other than the three year Relative Total Shareholder Return (RTSR), which was determined when the Third Tranche PSUs were granted.

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Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting	Weighted PM	Actual Performance	% Score	Weighted Performance Result
RTSR(1) for the three year period ended December 31, 2015	Below 25th percentile = 0.0	0.50	PM X 0.50 = A	14th percentile	0%	0%
	25th percentile to 74th percentile = straight line index to RTSR (0.5 to 1.5)
	At or above 75th percentile = 2.0

Average number of boe/d produced for the year ended December 31, 2015(2)	Less than 88,561 boe/d average = 0.0	0.25	PM X 0.25 = B	86,357	0%	0%
	Between 88,561 and 94,561 boe/d average = straight line index to actual boe/d average (0.5 to 1.5)
	Greater than 94,561 boe/d average = 2.0

Operating expenditure per barrel of oil equivalent produced for the year ended December 31, 2015(2)	More than $19.64/boe = 0.0	0.25	PM X 0.25 = C	$18.96	116.5%	29%
	Between $19.64/boe and $18.29/boe = straight line index to actual (0.5 to 1.5)
	Less than $18.29/boe = 2.0

		1.0	RPF = A + B + C			29%

Notes:

(1)

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s TSR relative to returns calculated on a similar basis on equity securities of members of Penn West’s performance group during the applicable performance period. The performance group for the purposes of calculating the RTSR for the 2013 PSUs is comprised of the following companies (subject to adjustment by the Board):

1.	ARC Resources Ltd.	11.	Enerplus Corporation
2.	Athabasca Oil Corporation	12.	Lightstream Resources Ltd.
3.	Baytex Energy Corp.	13.	Paramount Resources Ltd.
4.	Birchcliff Energy Ltd.	14.	Pengrowth Energy Corporation
5.	Bonavista Energy Corporation	15.	Peyto Exploration & Development Corp.
6.	Bonterra Energy Corp.	16.	Talisman Energy Inc.
7.	Canadian Natural Resources Limited	17.	Tourmaline Oil Corp.
8.	Crescent Point Energy Corp.	18.	Trilogy Energy Corp.
9.	Crew Energy Inc.	19.	Vermilion Energy Inc.
10.	Encana Corporation

(2)

The internal corporate performance measures for production and operating expenditures and associated targets were adjusted by the Board at year end 2015 using its discretion to account for acquisition and divestiture activity.

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2014 PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2014 (the “2014 PSUs”), which vest on December 31, 2016 and for which the performance period is the three-year period ended December 31, 2016. These metrics were determined by the Board in March 2014.

Corporate Performance Measures(3)	Payout Multipliers (“PM”)	Weighting(3)	Weighted PM(3)	Projected Weighted Performance Result(4)
Relative Total Shareholder Return(1) for the three year period ended December 31, 2016	Performance ranking below 25th percentile = 0.0	0.75	PM × 0.75 = A	0%
	Performance ranking equal to or greater than 25th percentile and below 75th percentile = straight line index to Relative Total Shareholder Return (0.5 to 1.5)
	Performance ranking at or above 75th percentile = 2.0

Funds flow per share (basic) for the fiscal year ended December 31, 2016(2)	Less than $2.50 per share = 0.0	0.25	PM × 0.25 = B	0%
	Between $2.50 per share and $2.66 per share = straight line index to actual funds flow per share (0.5 to 1.5)
	Greater than $2.66 per share = 2.0

		1.0	RPF = A + B	0%

Notes:

(1)	“Relative Total Shareholder Return” or “RTSR” has the meaning ascribed thereto in note (1) above under “2013 Third Tranche PSUs – Measures, Multipliers and Performance Results”.
(2)

“Funds flow” means cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow per share (basic) for the fiscal year ended December 31, 2016 will be calculated by dividing the aggregate funds flow for the fiscal year by the weighted average number of common shares outstanding during such fiscal year. The Board may use its discretion under the PSU Plan to adjust the funds flow per share (basic) for the fiscal year ended December 31, 2016 to account for, among other things: business combinations; acquisition and disposition activity resulting in net production dispositions and uneconomic production shut-ins, in each case with reference to the corporate average netback in fiscal 2016; material equity issuances; and any material changes to Penn West’s long-term plan.

(3)

If some or all of a grantee’s 2014 PSUs vest prior to December 31, 2016 for any reason (including by reason of the grantee’s death or, in the case of a grantee who is an executive officer, the grantee’s termination without cause), the only Corporate Performance Measure that will apply to such PSUs will be Relative Total Shareholder Return (and the RPF will be equal to the payout multiplier for Relative Total Shareholder Return), which will be calculated in accordance with the PSU Plan.

(4)	“Projected Performance Result” is based on metrics at December 31, 2015.

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2015 PSUs

The table below identifies the corporate performance measures, payout multipliers, payout multiplier weightings and method of calculating the RPF for the PSUs granted in 2015 (the “2015 PSUs”), which vest on December 31, 2017 and for which the performance period is the three year period ended December 31, 2017. These metrics were determined by the Board in March 2015.

Corporate Performance Measures	Payout Multipliers (“PM”)	Weighting(3)	Weighted PM	Projected Weighted Performance Result(2)

Relative Total Shareholder Return(1) for the three year period ended December 31, 2017	Performance ranking below 25th percentile = 0.0	1.0	PM × 1.0 = A	55%
	Performance ranking equal to or greater than 25th percentile and below 90th percentile = straight line index to Relative Total Shareholder Return (0.25 to 1.5)
	Performance ranking at or above 90th percentile = 2.0

		1.0	RPF = A	55%

Notes:

(1)	“Relative Total Shareholder Return” or “RTSR” has the meaning ascribed thereto in note (1) above under “2013 Third Tranche PSUs – Measures, Multipliers and Performance Results”.
(2)	“Projected Performance Result” is based on metrics at December 31, 2015.

Breakdown of Executive Benefits and Perquisites in 2015

All of our employees, including the NEOs, participate in a market competitive benefits program, which includes forms of insurance, extended health and dental coverage, short and long term disability coverage, health spending account and emergency travel assistance.

The NEOs are offered a limited number of perquisites to maintain market competitiveness and to assist them in carrying out their responsibilities. These perquisites include parking and access to executive health medical services.

The table below reflects the breakdown of benefits and perquisites provided to the NEOs in 2015:

Named Executive Officer	Perquisites			Other Compensation			Total All Other Compensation ($)
				Generally Available to Employees
	Parking ($)	Other Perquisites ($)(1)	Total ($)	Life/Health Insurance Premiums ($)	Savings Plan Contributions ($)	Total ($)
David Roberts	6,930	Nil	6,930	$1,039	112,500	113,539	120,469
David Dyck	6,930	1,495	8,425	$1,039	67,500	68,539	76,964
Gregg Gegunde	6,930	Nil	6,930	$1,013	49,500	50,513	57,443
Andrew Sweerts	6,930	Nil	6,930	$1,039	42,000	43,039	49,969
Michelle McQuade	6,930	Nil	6,930	$1,039	40,500	41,539	48,469

Keith Luft	3,465	Nil	3,465	$517	24,750	25,267	28,732
Blaine McGowan	4,620	1,495	6,115	$775	28,636	29,411	35,526

Note:

(1)	In the case of all NEOs, reflects amounts paid for and resulting from executive health assessments, if elected.

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Pension Plan Benefits

Penn West does not have a pension plan in which NEOs participate that provides for payments or benefits at, following, or in connection with retirement, including a defined benefit plan or a defined contribution plan. Instead, Penn West offers contributions to the Savings Plan as described in the “Executive Compensation Overview”. In addition, Penn West does not have any deferred compensation plans in which NEOs are eligible to participate.

EXECUTIVE COMPENSATION REVIEW PROCESS

Role of the Human Resources and Compensation Committee

The HR&C Committee is responsible for assisting the Board in fulfilling its duties regarding employee and executive compensation matters. More specific responsibilities in the HR&C Committee’s mandate relating to compensation include the annual review and provision of recommendations to the independent members of the Board with respect to the following:

(a)

the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short- and long-term incentive plans, benefit plans and perquisites, as well as short- and long-term corporate goals and objectives and other performance measures;

(b)

the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and any equity-based or long-term incentive compensation and other terms of employment of the executive officers and CEO; and

(c)	the corporate goals and objectives relevant to CEO compensation and the evaluation of the CEO’s performance in light of such goals and objectives.

Composition and Independence of the Human Resources and Compensation Committee

Messrs. Brookman and Ms. Denham served as members of the HR&C Committee in 2015. Mr. Allard also served on the committee until his departure from the Board on May 13, 2015. Ms. Denham served as Chair of the committee until Mr. Thornton’s appointment as Chair of the Committee effective November 5, 2015, at which time Ms. Denham also ceased to be a member of the HR&C Committee. The current members of the HR&C Committee as at May 10, 2016 are Messrs. Thornton, Friley and Brookman.

The HR&C Committee mandate requires that each member of the committee be independent inaccordance with the definition of “independent” director in NI 58-101 and in the NYSE Listed Company Manual. All members of the HR&C Committee in 2015 and as at May 10, 2016 have been determined by the Board to be independent directors within the meaning of NI 58-101 and the NYSE Listed Company Manual. None of the members of the HR&C Committee in 2015 and as at May 10, 2016 is an officer, employee or former officer of Penn West or of any subsidiaries of Penn West.

Consistent with best practices, all of the committee members have experience in executive compensation by virtue of their experience as directors, former directors, senior officers or former senior officers of large public and private companies. The Board believes that the HR&C Committee collectively has the knowledge, experience and background required to fulfill its mandate.

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The HR&C Committee formally met three times in 2015, held “in-camera” sessions with external advisors as required, and held “in-camera” sessions without the presence of management at the start and/or at the end of each meeting.

Role of Human Resources Management

In fulfilling its mandate, the HR&C Committee receives information from Penn West’s human resources management team (“HR Management”). HR Management prepares materials for the HR&C Committee regarding the compensation of Penn West’s executive officers. In addition, HR Management works closely with members of our senior executive team in developing compensation recommendations for executives, including the Named Executive Officers, and works with the HR&C Committee Chair and the Corporate Secretary to plan HR&C Committee meetings.

External Compensation Consultant

Since 2001, Penn West has retained Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), as an external consulting company to provide advice and information in relation to the compensation of Penn West’s executives and other employees, including peer compensation data. In 2015 and early 2016, Mercer provided support to the HR&C Committee to formulate compensation recommendations to the Board for Penn West’s executives, including the NEOs, through the provision of benchmark market data, and attendance at a number of HR&C Committee meetings as well as other discussions to review market trends and issues, including “in-camera” portions of meetings.

In reviewing the HR&C Committee’s proposed engagement of Mercer, the HR&C Committee considered all factors relevant to Mercer’s independence from the Company’s management, including the following:

(a)

the provision of other services to Penn West by Mercer and MMC affiliates, and specifically the retention by Penn West of the services of Mercer with respect to non-executive compensation matters and other general compensation consulting advice and the services of Marsh Canada, a subsidiary of MMC, as its insurance broker and claims advocacy consultant, to assist with placing Penn West’s third-party liability business interruption, property and directors’ and officers’ liability coverage and advancing insurance claims, for which Marsh earns commission-based fees;

(b)	the fees paid by Penn West to Mercer and MMC (see the table entitled “Fees Paid to Mercer and its Affiliates in 2014 and 2015” below for a summary of such fees);

(c)

the policies and procedures of Mercer that are designed to prevent conflicts of interest, including that: (i) the individual consultant receives no incentive or other compensation based on the fees charged to Penn West for other services provided by Mercer or any of its affiliates; (ii) the individual consultant is not responsible for selling other Mercer or affiliate services to Penn West; and (iii) Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with Penn West in rendering his or her advice and recommendations;

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(d)

confirmation that no business or personal relationships existed (other than past executive compensation engagements and the proposed executive compensation engagement) between a member of the HR&C Committee and Mercer, MMC or the individual executive compensation consultant at Mercer;

(e)	confirmation that the individual executive compensation consultant at Mercer did not own any Shares; and

(f)

the business relationships of Penn West management with Mercer and MMC discussed above, and confirmation that no other business or personal relationship between Mercer, MMC or the individual executive compensation consultant at Mercer and any executive officer of Penn West exists.

Neither the Board nor the HR&C Committee is required to pre-approve other services that Mercer or its affiliates provide to the Company at the request of Penn West management. However, based on all of the factors relevant to Mercer’s and the individual executive compensation consultant’s independence from management as discussed above, the Board and the HR&C Committee are satisfied that the advice received from Mercer and the individual executive compensation consultant is objective and not influenced by Mercer’s or its affiliates’ relationship with Penn West.

Fees Paid to Mercer and its Affiliates in 2014 and 2015

	Fees Paid
Description	2015	2014
Mercer (Executive-Compensation Related Fees)	$165,102	$107,658
All Other Fees:
Mercer (all other fees)	$7,371	$10,332
Marsh Canada (mainly insurance brokerage and claims advocacy related services)	$361,715	$489,812

Total Paid to Mercer and its affiliates	$534,188	$607,802

In 2015, Penn West management engaged a separate compensation consulting company, Willis Towers Watson, to provide instruction and guidance in connection with its presentations of material to the HR&C Committee. Willis Towers Watson reviewed Penn West’s executive compensation programs as part of its strategic transformation. The purpose of the review was to understand the strengths, limitations and market competiveness of the current compensation programs, as well as to establish an appropriate executive compensation peer group considering the continued transformation of Penn West.

MANAGING COMPENSATION RISK

The Board has overall responsibility for risk oversight for Penn West, with a focus on the most significant risks facing Penn West, including strategic, operational and reputational risks. The Board conducts one or more strategic planning and review meetings with management per year, and a large component of each of these meetings is devoted to risk assessment and management. The Board’s risk oversight process includes oversight of management’s risk assessment and mitigation processes and is assisted by the work of the committees of the Board in carrying out their mandates.

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The HR&C Committee reviews strategic, operational and reputational risks in connection with compensation matters and considers the implications of each on our compensation program in making recommendations to the Board. These risks are managed by employing specific strategies aimed towards balancing and reducing compensation-related risks.

The main risk management strategies employed by the Board to manage executive compensation related risk are the design of the executive compensation program itself, which includes a balanced pay mix, incentives tied to the short, medium and long term, a long term incentive program with a sizable stock component, quantitative and qualitative performance goals, the use of minimum Share ownership requirements for executives, and the adoption in March 2015, which was amended in March 2016, of an Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”).

At-Risk Compensation

As discussed above, Penn West’s executive compensation program is designed with a significant weighting toward “at-risk” compensation. This significant portion of Penn West’s executive compensation being “at-risk” helps to discourage executives from taking inappropriate or excessive risks. In particular, the inherent alignment between executive interests and the interests of Shareholders offered by the equity-based compensation component of Penn West’s compensation program limits circumstances in which executives might take inappropriate or excessive risks that would benefit their compensation at the expense of Penn West or its Shareholders. The vesting of Option, PSU and RSU awards over time further encourages executives to focus on total Shareholder return over the longer term.

In establishing compensation programs, one of the HR&C Committee’s objectives is to design programs that reward performance relative to industry peers and align the interests of Management with those of Shareholders. The HR&C Committee seeks to achieve this objective by, among other things:

•	Assessing corporate performance based on total Shareholder return;
•	Affording the Board with discretion to adjust overall compensation depending on various circumstances, as evidenced by the negative discretion applied for cash bonuses in fiscal 2015;
•	Ensuring that there is a mix of equity vehicles that are subject to both time- and performance-vesting conditions across different time horizons;
•	Granting PSUs with overlapping cycles to reduce risk of manipulation of any one-year performance;
•

Determining cash bonuses based on achievement against a balanced, diversified mix of performance measures. (The performance measures include a focus on health and safety, operational, sustainability and financial targets. As the value of both components of executives’ “at-risk” compensation is strongly linked to total Shareholder return, we believe that the significant weighting of executive compensation toward these “at-risk” components serves as an effective risk management tool);

•	Incorporating absolute caps on cash bonuses to reduce the chances of unnecessary risk taking; and
•

Discouraging inappropriate or excessive risk taking behaviours through minimum share ownership requirements and a compensation recoupment policy for executives that further align executive and Shareholder interests.

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Executive Incentive Compensation Recoupment Policy

In March 2015, we augmented our compensation risk management strategy with the adoption of the Executive Incentive Compensation Recoupment Policy (the “Recoupment Policy”), which was amended in March 2016. The Recoupment Policy applies to the President and Chief Executive Officer, the Senior Vice Presidents, Chief Financial Officer and the Vice President, Finance or equivalent position (each an “Executive” for the purposes of this section only), and provides that in the event that:

(a)	Penn West makes a restatement of its financial statements due to its material noncompliance with any applicable financial reporting requirement under securities laws;

(b)	an Executive of Penn West engaged in willful misconduct or fraud which caused or significantly contributed to the restatement; and

(c)

the Executive received an “Overcompensation Amount” (being the portion of the executive officer’s incentive compensation relating to the year(s) subject to the restatement which is in excess of the incentive compensation that the Executive would have received for such year(s) if the incentive compensation had been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Executive);

then the Board may, on the recommendation of the HR&C Committee, determine and recover the Overcompensation Amount from the Executive. The full text of the Recoupment Policy is available on the Company’s website at www.pennwest.com.

Anti-Hedging

Penn West directors, officers and employees may not knowingly, directly or indirectly: (a) sell a security of Penn West if they do not own or have not fully paid for the security; (b) buy or sell a call or put in respect of a Penn West security; or (c) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of Penn West equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee. However, Penn West directors, officers and employees may sell a Share which they do not own if they own another security convertible into Shares or an option or right to acquire Shares sold and, within 10 days after the sale, they: (i) exercise the conversion privilege, option or right and deliver the Share to the purchaser; or (ii) transfer the convertible security, option or right, if transferable to the purchaser.

Executive Equity Shareholder Requirements

Under the Director and Executive Share Ownership Policy, each executive of Penn West (including each NEO) is required to meet and maintain ownership of the applicable minimum value of Shares, within a period expiring five years from the later of: (a) January 1, 2011, and (b) the date of their appointment to their executive position at Penn West.

In calculating the value of Shares owned, all Shares owned, directly or indirectly, by the executive are included, including any Shares acquired pursuant to the exercise of Options and not subsequently sold. Options held, but which have not been exercised, are excluded for the purpose of calculating the value of Shares owned. PSUs and RSUs held by the executives are also excluded from the calculation.

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The following table summarizes the Shares beneficially owned or controlled or directed, directly or indirectly, by each of the NEOs who were employees of Penn West as at May 10, 2016 (excluding any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2015) and value-at-risk statistics for the NEOs of Penn West as at May 10, 2016 (again, excluding the impact of any Shares purchased by the NEOs pursuant to the Savings Plan since December 31, 2015).

Name	Shares(1) (#)	Value at Risk Amount(2) ($)	Value at Risk as multiple of base salary(3) (#)	Share Ownership Required (minimum value at risk as a multiple of base salary)	Complies with Applicable Executive Equity Ownership Requirement
David Roberts	209,818	1,018,570	1.4	4.0 times	Yes(4)
David Dyck	163,889	730,763	1.6	1.5 times	Yes
Gregg Gegunde	102,128	744,637	2.3	1.5 times	Yes
Andrew Sweerts	55,624	193,363	0.7	1.0 times	Yes(5)
Michelle McQuade	79,599	529,175	2.0	1.0 times	Yes
Average value at risk as multiple of base salary:				1.6
Total value at risk as multiple of total base salaries:				1.5

Notes:

(1)

Reflects the total number of Shares beneficially owned, controlled or directed, indirectly or directly, by each NEO as at May 10, 2016, based on information reported on SEDI, and excluding any Shares that may have been acquired by the NEO, directly or indirectly, under the Savings Plan since December 31, 2015. Messrs. Luft and McGowan were not included in this table, as they were not employees of Penn West at May 10, 2016.

(2)	“Value at Risk Amount” reflects the original purchase price actually paid by the executive for such Shares.
(3)	“Value at Risk as multiple of base salary” reflects the “Value at Risk Amount” for the Named Executive Officer divided by the 2015 annual base salary for the NEO.
(4)	Mr. Roberts has until June 18, 2018 to meet the applicable executive equity ownership requirement.
(5)	Mr. Sweerts has until June 16, 2019 to meet the applicable executive equity ownership requirement.

EXECUTIVE COMPENSATION DATA

Summary Compensation Table for 2013-2015

The following table provides a summary of all direct and indirect compensation provided to our NEOs for, or in connection with, services they have provided to Penn West and its subsidiaries in the three most recently completed financial years.

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						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(4) ($)		Share-based awards(5) ($)	Option-based awards ($)	Annual incentive plans(9)		Long-term incentive plans(10)	Pension value(11) ($)	All other compensation ($)(12)		Total compensation ($)(16)

David Roberts President and Chief Executive Officer	2015	750,000		1,123,105	393,750(6)	Nil		N/A	N/A	120,469		2,387,324
	2014	750,000		1,402,500	693,000(7)	570,000		N/A	N/A	120,721		3,536,221
	2013	400,000	(1)	2,872,500	891,000(8)	375,000	(1)	N/A	N/A	211,699	(13)	4,750,199

David Dyck Senior Vice President and Chief Financial Officer	2015	450,000		561,643	196,875(6)	Nil		N/A	N/A	76,964		1,285,482
	2014	300,000	(2)	241,500	40,000(7)	205,500	(2)	N/A	N/A	54,975		841,975

Gregg Gegunde Senior Vice President, Exploitation, Production and Delivery	2015	330,000		329,149	115,479(6)	Nil		N/A	N/A	57,443		832,071
	2014	328,333		327,250	240,660(7)	130,000		N/A	N/A	57,445		1,083,688
	2013	320,000		770,000	172,800(8)	130,000		N/A	N/A	57,636		1,450,436

Andrew Sweerts Vice President, Business Development & Commercial	2015	280,000		223,354	58,779(6)	Nil		N/A	N/A	49,969		612,102
	2014	151,667	(3)	101,430	20,800(7)	72,000	(3)	N/A	N/A	26,979		372,876

Michelle McQuade Vice President, Stakeholder Relations	2015	270,000		215,390	56,700(6)	Nil		N/A	N/A	48,569		590,559
	2014	235,000		140,250	90,720(7)	107,000		N/A	N/A	43,471		616,441
	2013	220,000		219,996	38,400(8)	120,000		N/A	N/A	41,042		639,438

Keith Luft General Counsel and Senior Vice President, Corporate Services	2015	165,000	(17)	329,149	115,479(6)	Nil	(19)	N/A	N/A	951,371	(14)	1,560,999
	2014	328,333		327,250	240,660(7)	130,000		N/A	N/A	61,966		1,088,209
	2013	320,000		660,000	144,000(8)	130,000		N/A	N/A	57,872		1,311,872

Blaine McGowan Vice President, Human Resources and Corporate Resources	2015	190,909	(18)	223,354	58,779(6)	Nil	(19)	N/A	N/A	860,466	(15)	1,333,508
	2014	280,000		224,400	163,800(7)	115,000		N/A	N/A	51,716		834,916
	2013	280,000		440,000	76,800(8)	122,000		N/A	N/A	52,000		970,800

Notes:

(1)	Mr. Roberts was appointed President and Chief Executive Officer effective June 19, 2013. His annual salary and cash bonus amounts were prorated based on his length of service in 2013.
(2)	Mr. Dyck was appointed Senior Vice President and Chief Financial Officer effective May 1, 2014. His annual salary and cash bonus amounts were prorated based on his length of service in 2014.
(3)	Mr. Sweerts was appointed Vice President, Business Development & Commercial effective June 16, 2014. His annual salary and cash bonus amounts were prorated based on his length of service in 2014.
(4)	Represents the dollar value of cash base salary each NEO earned during the respective year.
(5)

Reflects the estimated grant date fair value of the applicable PSUs assuming target performance (RPF of 1.0) and based on the volume weighted average trading price of the Shares on the TSX for the 5 days ending on the date of grant, plus the estimated grant date fair value of the applicable RSUs based on the volume weighted average trading price of the Shares on the TSX for the 5 days ending on the date of grant.

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(6)

Reflects the grant date fair value of the Options awarded to the NEO in 2015 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

Average fair value of Options granted (per Share)	$0.63
Expected life of Options (years)	4.0
Expected volatility (average)	43.6%
Risk-free rate of return (average)	0.6%
Dividend yield	2.0%

(7)

Reflects the grant date fair value of the Options awarded to the NEO in 2014 using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value), using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Dyck and Mr. Sweerts:
Average fair value of Options granted (per Share)	$0.16
Expected life of Options (years)	4.0
Expected volatility (average)	39.3%
Risk-free rate of return (average)	1.3%
Dividend yield	4.9%
For Options granted to the NEOs other than Mr. Dyck and Mr. Sweerts:
Average fair value of Options granted (per Share)	$1.26
Expected life of Options (years)	4.0
Expected volatility (average)	31.3%
Risk-free rate of return (average)	1.4%
Dividend yield	6.1%

(8)

Reflects the grant date fair value of the Options awarded to the NEO in 2013, using the Black-Scholes option-pricing model, as determined in accordance with IFRS 2 Share-Based Payment (accounting fair value) using the following fair value per Option and weighted average assumptions:

For Options granted to Mr. Roberts:
Average fair value of Options granted (per Share)	$1.98
Expected life of Options (years)	4.0
Expected volatility (average)	34.0%
Risk-free rate of return (average)	1.3%
Dividend yield	5.1%
For Options granted to the NEOs other than Mr. Roberts:
Average fair value of Options granted (per Share)	$0.96
Expected life of Options (years)	4.0
Expected volatility (average)	33.5%
Risk-free rate of return (average)	1.3%
Dividend yield	9.9%

(9)	Represents annual cash bonus awards earned by the NEO in the respective year.
(10)	No amounts were earned by the NEO in 2013, 2014 or 2015 for services performed during the respective year that are related to awards under long-term non-equity incentive plans.
(11)	Penn West does not have a defined benefit plan, a defined contribution plan or any other type of plan in place that provides for the payment of pension plan benefits.
(12)

Represents the dollar value of all other compensation received by each NEO in the respective year that is not reported in any other column of the table. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Breakdown of Executive Benefits and Perquisites in 2015” for details.

(13)

In 2013, Mr. Roberts joined Penn West and was provided with a moving allowance in connection with his relocation to Calgary, Alberta from Texas. The allowance (approximately $150,000) applied to expenses for moving and relocation and financial and legal advice. Such moving allowance is not generally available to employees of Penn West.

(14)

In addition to the amounts discussed in note 11 above, in connection with his departure effective June 30, 2015, Mr. Luft was paid a retiring allowance of $838,500. For information on Mr. Luft’s PSU and RSU payments, accelerated and otherwise, please refer to “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

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(15)

In addition to the amounts discussed in note 11 above, in connection with his departure effective May 9, 2014, Mr. McGowan was paid a retiring allowance of $723,750. For information on Mr. McGowan’s PSU and RSU payments, accelerated and otherwise, please refer to “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

(16)	Represents the dollar value of each NEO’s total compensation for the respective year, being the sum of the amounts reported in the other columns of the table.
(17)	Mr. Luft held the position of General Counsel & Senior Vice President, Corporate Services until June 30, 2015. His 2015 annual salary amount was prorated based on his length of service in 2015.
(18)

Mr. McGowan held the position of Vice President, Human Resources and Corporate Resources until his departure from Penn West on September 4, 2015. His 2015 annual salary amount was prorated based on his length of service in 2015.

(19)	Mr. Luft and Mr. McGowan were not eligible for a cash bonus in 2015 as they were not employees of Penn West at the time of 2015 cash bonus determinations.

Outstanding Share-Based Awards and Option-Based Awards

Penn West granted “share-based awards” in the form of PSUs and RSUs to its NEOs in 2015 pursuant to the PSU Plan and RSU Plan, respectively. For details regarding the PSU Plan, see “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option, PSU and RSU Grant Decisions for 2015” and “Summaries of Equity Compensation Plans – PSU Plan”. PSUs were first granted to our NEOs in 2013. For details regarding the RSU Plan, see “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option, PSU and RSU Grant Decisions for 2015” and “Summaries of Equity Compensation Plans – RSU Plan”.

The only “option-based awards” that Penn West granted to its NEOs in 2015 were Options issued pursuant to the Stock Option Plan. For details regarding the Stock Option Plan, see “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option, PSU and RSU Grant Decisions for 2015” and “Summaries of Equity Compensation Plans – Stock Option Plan”.

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Long-Term Incentive Awards Outstanding at December 31, 2015

The following table sets forth information regarding all PSUs, RSUs and Options outstanding as at December 31, 2015 that were held by each NEO serving as such on that date.

			Option-based Awards			Share-based Awards
Name	Grant Year	Number of Shares underlying unexercised Options (#)	Option exercise price	Option expiration dates	Value of unexercised Options(1) ($)	Number of Share-based awards not vested(2) (#)	Market or payout value of Share-based awards not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed(4) ($)
David Roberts	2015	625,000	$1.81	19-Mar-2020	Nil	620,500	796,305	Nil
	2014	550,000	$9.35	16-Mar-2019	Nil	150,000	276,000	Nil
	2013	450,000	$11.49	18-Jun-2018	Nil	Nil	Nil	64,560

David Dyck	2015	312,500	$1.81	19-Mar-2020	Nil	310,300	398,217	Nil
	2014	250,000	$4.83	13-Nov-2019	Nil	50,000	92,000	Nil

Gregg Gegunde	2015	183,300	$1.81	19-Mar-2020	Nil	181,850	233,377	Nil
	2014	191,000	$9.35	16-Mar-2019	Nil	35,000	64,400	Nil
	2013	180,000	$10.24	24-Feb-2018	Nil	Nil	Nil	19,418
	2012	150,000	$21.17	26-Feb-2017	Nil	Nil	Nil	Nil
	2011	50,000	$14.62	10-Oct-2016	Nil	Nil	Nil	Nil
	2011	75,000	$27.63	06-Mar-2016	Nil	Nil	Nil	Nil

Andrew Sweerts	2015	93,300	$1.81	19-Mar-2020	Nil	123,400	158,416	Nil
	2014	130,000	$4.83	13-Nov-2019	Nil	21,000	38,640	Nil

Michelle McQuade	2015	90,000	$1.81	19-Mar-2020	Nil	119,000	152,770	Nil
	2014	72,000	$9.35	16-Mar-2019	Nil	15,000	27,600	Nil
	2013	40,000	$10.24	24-Feb-2018	Nil	Nil	Nil	5,548
	2012	18,000	$21.17	26-Feb-2017	Nil	Nil	Nil	Nil
	2012	20,000	$27.63	06-Mar-2016	Nil	Nil	Nil	Nil

Notes:

(1)

The value of unexercised Options held at December 31, 2015 has been calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2015 of $1.17 per Share and the exercise price of the applicable Options.

(2)	Represents the aggregate number of PSUs and RSUs held by the NEO that had not vested at December 31, 2015.
(3)

The estimated value of each PSU that had not yet vested at December 31, 2015 assumes target performance is achieved (i.e. RPF of 1.0) and is based on the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2015 of $1.25 and the amount of cumulative dividends paid per Share during the applicable performance period up to December 31, 2015. The estimated value of each RSU that had not yet vested at December 31, 2015 is based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2015 of $1.26 and the amount of cumulative dividends paid up to December 31, 2015.

(4)

Represents the aggregate dollar value of Third Tranche PSUs that had vested on December 31, 2015 but had not yet been paid. No other PSUs have vested and had not been paid-out as at December 31, 2015. The value of each such Third Tranche PSUs is based on: (i) the RPF of 0.29 as determined by the Board for the Third Tranche PSUs, (ii) the volume weighted average trading price of the Shares on the TSX for the 20 days ending December 31, 2015 of $1.25, and (iii) cumulative dividends of $1.41 paid per Share during the Third Tranche PSU performance period of January 1, 2013 to December 31, 2015.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the PSUs, RSUs and Options that vested in 2015 that were held by each NEO, and the value of cash bonuses granted to each of the NEO in respect of the 2015 financial year.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(5)
David Roberts	Nil	64,560	Nil
David Dyck	Nil	Nil	Nil
Gregg Gegunde	Nil	19,418	Nil
Andrew Sweerts	Nil	Nil	Nil
Michelle McQuade	Nil	7,417(3)	Nil

Keith Luft	Nil	63,034(4)	Nil
Blaine McGowan	Nil	34,205(4)	Nil

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the Options that vested in 2015 had been exercised on the respective vesting dates of such Options. The amount is calculated based on the difference between the closing price of the Shares on the TSX on the applicable vesting dates and the exercise price of the applicable Options.

(2)

Represents the aggregate dollar value of the Third Tranche PSUs that vested on December 31, 2015 (being the only PSUs that vested in 2015). The value of each Third Tranche PSU that vested on December 31, 2015 is based on: (i) the RPF of 0.29 as determined by the Board for the Third Tranche PSUs, (ii) the volume weighted average trading price of the Shares on the TSX for the 20 days ending December 31, 2015 of $1.25, and (iii) cumulative dividends of $1.41 paid per Share during the Third Tranche PSU performance period of January 1, 2013 to December 31, 2015.

(3)

In addition to the meaning ascribed thereto in note (2) above under “Incentive Plan Awards – Value Vested or Earned During the Year”, Ms. McQuade also received the remaining aggregate dollar value of RSUs awarded to her on February 27, 2012.

(4)

In connection with their departures from Penn West, Messrs. Luft and McGowan received payments in relation to their outstanding PSUs and RSUs at the time of their departures. For more information regarding severance amounts paid in connection with their departures from Penn West, see Notes 14 and 15 to the Summary Compensation Table under “Compensation Discussion & Analysis – Executive Compensation Data”.

(5)	Reflects 2015 cash bonus amounts awarded. Mr. Luft and McGowan were not eligible for a cash bonus in 2015 as they were not employees of Penn West at the time of 2015 cash bonus determinations.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under Penn West’s equity compensation plans (being the Stock Option Plan) as at December 31, 2015. For details regarding the Stock Option Plan, see “Summaries of Equity Compensation Plans—Stock Option Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by securityholders	10,595,728	$10.21	34,598,956
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	10,595,728	$10.21	34,598,956

Notes:

(1)	Reflects the number of Shares to be issued upon exercise of outstanding Options as at December 31, 2015.
(2)	Reflects the weighted-average exercise price of outstanding Options.
(3)

The number of Shares that could be issued under Penn West’s equity compensation plans is calculated pursuant to a formula. For particulars of this formula, see “Summaries of Equity Compensation Plans – Stock Option Plan”.

PERFORMANCE GRAPH

The following graph illustrates Penn West’s cumulative total Shareholder (or Unitholder, in the case of years prior to 2011) return during the five most recently completed financial years, assuming that $100 was invested in Trust Units on the first day of the five-year period, compared to the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Oil and Gas Exploration and Production Index. In each case it has been assumed that distributions and dividends paid have been reinvested.

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Total Shareholder Return

	($)	2011 ($)	2012 ($)	2013 ($)	2014 ($)	2015 ($)
Penn West	100	89.24	51.61	45.71	13.87	6.96
S&P/TSX Composite Total Return Index	100	91.28	97.84	110.54	122.19	113.10
S&P/TSX Oil and Gas Exploration and Production Index	100	81.97	72.74	82.78	64.47	43.36
Total Compensation for NEOs (millions)(1)		10.08	8.06	12.12	9.86	7.04

Notes:

(1)

The total compensation for NEOs reflects the total compensation in CDN$ (millions) for the NEOs reported in the respective year of disclosure. Total compensation includes base salary, short- and long-term incentive awards (grant date fair value) and all other compensation, but excludes any retirement allowances or other payments made in connection with a NEO’s departure in any applicable year.

The total compensation of Penn West’s NEOs has decreased year over year as the Share price has decreased. The one exception was 2013 when Penn West replaced its CEO in the middle of year, which resulted in a significant bump of NEO compensation for that year relative to 2012, largely due to granting long-term incentives to the original CEO early in 2013 and then granting to the current CEO upon his arrival in June 2013. Because the NEOs receive a large portion of their overall compensation package through short and long term incentive awards, their pay is aligned with Shareholder interests and returns.

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SUMMARIES OF EQUITY COMPENSATION PLANS

EMPLOYEE RETIREMENT/SAVINGS PLAN

As of January 1, 2011, Penn West established an amended and restated Employee Retirement/Savings Plan (the “Savings Plan”) for all employees of Penn West, including the NEOs, to provide a means by which employees can save for their retirement and at the same time, enhance and develop the interest of the employees in the growth and development of Penn West by providing them with the opportunity to acquire an increased ownership interest in Penn West through the purchase of Shares. Penn West does not have a pension plan for its executives or any other employees that provides for payments or benefits at, following or in connection with retirement. Instead, the Savings Plan is offered as an alternative that Penn West believes is a competitive yet affordable means for Penn West to help ensure market competitiveness in the attraction and retention of talented executives and other employees. Based on publicly available data, Penn West believes that the total benefit to executives and other employees under the Savings Plan is competitive with total retirement benefits offered by organizations of the Executive Compensation Peer Group.

Under the Savings Plan, each employee may elect to contribute not less than 1 percent and not more than 10 percent of their base annual salary to the Savings Plan (the “Employee’s Contribution”). For each one dollar ($1.00) contribution to the Savings Plan by an employee, Penn West contributes $1.50 on behalf of the employee (“Penn West’s Contribution”). Each month, an independent trustee acquires, on behalf of the employee, Shares through the TSX using the Employee’s Contribution and Penn West’s Contribution for that month.

The Savings Plan also provides that an employee may elect to direct, in that employee’s discretion, that the Employee’s Contributions and related Penn West Contributions be deposited in an investment vehicle designated by Penn West, such as an investment savings account or money market fund to be administered by Penn West or its agent, rather than such contributions being used to acquire Shares. Historically, most of Penn West’s NEOs have elected to invest in Shares under the Savings Plan. Therefore, the description of the Savings Plan below is in respect of the “Equity Component” of the Savings Plan.

There is a 12-month restriction on the sale of any Shares acquired under the Savings Plan, which restriction may be waived by Penn West. No such waiver has ever been granted for any of the NEOs or other executives. In the event of the death of an employee, the Shares are immediately released.

STOCK OPTION PLAN

At the meeting of Unitholders of the Trust held on December 14, 2010, the Unitholders approved the Stock Option Plan, effective as of January 1, 2011.

Purpose: The Board believes that equity-based incentive compensation, such as the Stock Option Plan, is an integral component of compensation for executives and other employees. The attraction and retention of qualified personnel has been identified as one of the key risks to Penn West’s long-term strategic growth plan. The Stock Option Plan is intended to maintain Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of Penn West’s long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of Penn West and by strengthening the alignment of the interests of personnel with the interests of Shareholders. Since January 1, 2011, the Stock Option Plan has been the only equity-based compensation plan of Penn West pursuant to which awards are granted to acquire Shares from treasury.

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On March 9, 2016, the Stock Option Plan was amended by the Board to reduce the maximum number of Shares reserved for issuance under the plan (and any other security based compensation plans) to 5.25% of the outstanding Shares at the relevant time (from 9%). In addition, the Board also approved the amendment to the vesting provision in the event of a Change of Control to include a termination of employment for a Good Reason (for the purposes of this disclosure as defined in the Stock Option Plan) in order for all the remaining Options to fully vest. The Stock Option Plan was further amended by the Board on May 9, 2016 to further the reduce the maximum number of Shares reserved for issuance under the plan (and any other security based compensation plans) to 4.25% of the outstanding Shares in order to further align Penn West with the best interests of its Shareholders. These amendments were made in accordance with the amendment provision contained in the Stock Option Plan, have been approved by the TSX and do not require shareholder approval. For the full text of the Stock Option Plan, please see Appendix D of this Information Circular.

Grants: The Stock Option Plan provides that any officer or other employee of, or person or company engaged by, Penn West or any of its subsidiaries or affiliates (each a “Service Provider”) is eligible to participate in the Stock Option Plan and may be granted Options to purchase Shares from the treasury of Penn West from time to time thereunder, subject to the terms and limitations contained in the Stock Option Plan. The Stock Option Plan further expressly provides that Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan. Penn West’s corporate compensation practices are structured such that only employees of Penn West or any of its subsidiaries or affiliates are granted Options under the Stock Option Plan.

Restrictions on Number of Shares Issuable: The Stock Option Plan is administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to whom Options may be granted and the number of Shares to be optioned to each, provided that the number of Shares to be optioned will not exceed the limitations set out below:

(a)

the maximum number of Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time is limited to 4.25% of the aggregate number of issued and outstanding Shares, less the number of Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements;

(b)	the number of Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements will not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements will not exceed 2% of the issued and outstanding Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years shall not exceed 2.0%

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(where “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of Shares that are outstanding (on a non-diluted basis) during such calendar year; and

(e)	Non-Management Directors of Penn West are not eligible to participate in the Stock Option Plan.

(Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.)

Any increase in the number of issued and outstanding Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Stock Option Plan. Options that are cancelled, terminate or expire prior to the exercise of all or a portion thereof will result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Stock Option Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

Vesting: The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, the Stock Option Plan provides that Options will vest and be exercisable as to one-fifth of the total number of Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. The Board has determined that, until otherwise determined by the Board, Options will vest as to one-fourth of the total number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Change of Control: Notwithstanding any other provision in the Stock Option Plan or the terms of any agreement with a holder of Options, in the event of a Change of Control (as defined in the Stock Option Plan) and within one (1) year of the Change of Control there is an event or events that constitute Good Reason (as defined in the Stock Option Plan) for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their employment upon providing Penn West with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice except in the case of employees who have executive employment agreements, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

Exercise Price: The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of Shares traded for the five trading-day period at the time an Option is granted (the “Market Price”).

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Term/Expiry: The period during which an Option is exercisable shall, subject to the provisions of the Stock Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). The Board has determined that, until otherwise determined by the Board, Options will be granted with a Termination Date that is five years from the date of grant. If the normal expiry date of any Options falls within any period of time when, pursuant to any policies of Penn West, securities of Penn West may not be traded by certain persons as designated by Penn West (such period of time, a “Black-Out Period”) or within seven business days following the end of any Black-Out Period (such Options, the “Affected Options”), then the expiry date of all Affected Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options.

If permitted by the Committee, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Stock Option Plan and the balance of the Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An Option holder may make an offer (the “Surrender Offer”) to Penn West, at any time, for the disposition and surrender by the Option holder to Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Options) specified in the Surrender Offer by the Option holder, and Penn West may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by Penn West to the Option holder. For purposes of “Summaries of Equity Compensation Plans – Stock Option Plan”, “Fair Market Value” means the weighted average of the prices at which the Shares traded on the TSX for the five trading days on which the Shares traded on the TSX immediately preceding such date.

Assignment: Options are not assignable by the Option holder either in whole or in part and, upon any purported assignment being made in contravention of the terms of the Stock Option Plan, such Options will become null and void.

Amendment Provisions: The Board may, by resolution, amend or discontinue the Stock Option Plan and any Option granted under it (together with any related Option agreement) at any time without Shareholder approval; provided however, that without the prior approval of the Shareholders (or such other approval as may be required by the TSX or such other stock exchange on which the Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Stock Option Plan or an Option that would permit an Option holder to assign or transfer an Option to a new beneficial Option holder, other than for estate settlement purposes in the case of the death of an

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Option holder; (v) make an amendment to the Stock Option Plan that would add to the categories of persons eligible to participate therein, including to permit Non-Management Directors to participate in the Stock Option Plan; (vi) make an amendment to the Stock Option Plan to remove or amend the Option Grant Restrictions including to permit Non-Management Directors to participate in the Stock Option Plan; or (vii) make an amendment to the Stock Option Plan to remove or amend the amendment provisions described above. Any amendment to the Stock Option Plan or to outstanding Options that requires approval of any stock exchange on which the Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Stock Option Plan or outstanding Options at any time without the consent of an Option holder, provided that such amendment shall not adversely alter or impair any Option previously granted under the Stock Option Plan. The Committee may amend or terminate the Stock Option Plan or any outstanding Option at any time without the approval of the Shareholders or any Option holder whose Option is amended or terminated, in order to conform the Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

Termination/Death: Unless Penn West and an Option holder agree otherwise in an Option agreement or other written agreement (such as an agreement of employment or consultancy), each Option provides that:

(a)

upon the death of the Option holder: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the Shares that may be acquired on exercise of the Options held by such Option holder (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the Option holder shall no longer be a Service Provider by reason of termination without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder is terminated, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the Option holder is terminated (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination shall be: (A) the number of Shares that the Option holder is entitled to purchase on exercise of vested Options on the date that the Option holder is terminated; plus (B) the number of Shares that the Option holder is entitled to purchase on exercise of Options that vest following the date that the Option holder is terminated and up to and including the first to occur of (I) the 60th day following the date that the Option holder is terminated, and (II) the Termination Date;

(c)

if the Option holder shall no longer be a Service Provider by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Option holder to exercise any Options that were vested on the date that the Option holder was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

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(d)

if the Option holder shall no longer be a Service Provider by reason of the Option holder’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Option holder resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the Option holder resigns (subject to earlier termination on the Termination Date); and (ii) the number of Shares that the Option holder will be entitled to purchase until such date of Option termination will be the number of Shares that the Option holder was entitled to purchase on exercise of vested Options on the date that the Option holder resigned; and

(e)

if the Option holder is no longer a Service Provider by reason of the Option holder’s Retirement, such Option holder’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the Option holder from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with Penn West or its affiliates or subsidiaries at or after age 60, provided that the Option holder must have (A) provided continuous services to Penn West or its affiliates or subsidiaries for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with Penn West or any of its affiliates or subsidiaries in circumstances where the Option holder has not reached the age of 60, but where the Option holder’s age plus the Option holder’s full years of service with Penn West or any of its affiliates or subsidiaries equals at least 70, provided that the Option holder must have (A) provided continuous services to Penn West or any of its affiliates or subsidiaries for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the Option holder has entered into a written agreement in respect of such retirement with Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an Option holder is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an Option holder’s right to re-employment is no longer guaranteed either by applicable law or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an Option holder takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Option holder in order to take into account the period of the Leave.

Change in Structure: In the event: (i) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Stock Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights

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granted to Option holders and\or to provide for the Option holders to receive and accept such other securities or property in lieu of Shares, and the Option holders will be bound by any such determination. If Penn West fixes a record date for a distribution to all or substantially all of the holders of the Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Stock Option Plan), if Penn West enters into any transaction or series of transactions whereby Penn West or all or substantially all of the assets of Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction, Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of Penn West under the Stock Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Penn West under the Stock Option Plan and Option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) Penn West shall have the right to satisfy any obligations to the Option holder in respect of any Options outstanding by paying to the Option holder, in cash, and as proceeds of disposition for an Option holder’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the Option holder would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

DATA REGARDING OUTSTANDING OPTIONS

The table below reflects the numbers of Options outstanding as at April 30, 2016 and as a percentage of issued and outstanding Shares.

Security Type	Number outstanding as at April 30, 2016	Number outstanding as a percentage of issued and outstanding Shares as at April 30, 2016	Number issued as a percentage of issued and outstanding Shares as at April 30,2016
Options	12,226,571	2.43%	1.81%

In 2015, no Shares were issued in respect of Options as no Options were exercised.

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PSU PLAN

Penn West’s PSU Plan is similar to its Stock Option Plan and the RSU Plan in that it is has been designed to promote a proprietary interest in Penn West and align the interests of our executives and other employees with those of our Shareholders by providing an additional element of compensation that is based on the market performance of Penn West’s Shares as well as the satisfaction of certain other corporate performance measures to be determined at the time of the grant of the PSUs.

Pursuant to the PSU Plan, the Board or the committee or executives designated by the Board to administer the PSU Plan (the “PSU Administrator”) may grant PSUs to executives of Penn West and any other of our employees designated by the PSU Administrator. All employees of Penn West are eligible to receive PSU awards, although it is intended that PSU awards as a percentage of overall compensation will target the more senior levels of the organization and will increase with an employee’s seniority level. Within 90 days of completion of the applicable performance period of the PSUs, Penn West is then required to pay to the recipient of the PSUs a cash payment equal to: (a) the number of PSUs for which the performance period has been completed multiplied by the sum of (i) the volume weighted average trading price of the Shares on the TSX for the 20 consecutive trading days ending on the last day of the performance period (the “Fair Market Value”), plus (ii) the cumulative dividends per Share declared payable and having a record date during the performance period (the “Cumulative Dividends”); multiplied by (b) the RPF for the performance period, which shall be no less than zero nor greater than two and is based on the PSU Administrator’s assessment of Penn West’s achievement of the pre-defined corporate performance measures determined by the PSU Administrator at the time of grant of the PSUs. Accordingly, such cash payment for each PSU may range from nil to two times the Fair Market Value of the Shares and the Cumulative Dividends, depending on Penn West’s achievement of the applicable corporate performance measures for the applicable performance period. In addition to such other measures as may be determined by the PSU Administrator at the time of grant, the corporate performance measures may include Total Shareholder Return relative to Penn West’s industry peers, recycle ratio, average productions volumes, unit costs of production or total net proved reserves of Penn West.

In early 2013, on the recommendation of the HR&C Committee, the Board approved the initial grant of the 2013 PSUs under the PSU Plan. One-third of the 2013 PSUs, being the First Tranche PSUs, had a one year performance period from January 1, 2013 to December 31, 2013, one-third, being the Second Tranche PSUs, had a two year performance period from January 1, 2013 to December 31, 2014 and the remaining one-third, being the Third Tranche PSUs, have a three year performance period from January 1, 2013 to December 31, 2015. In early 2014, the 2014 PSUs”) were granted with a three year performance period. In early 2015 and 2016, additional PSUs were also granted with a three year performance period for each grant, respectively. It is intended that additional PSUs will be granted annually and that going forward all PSUs granted will have a three year performance period. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option and PSU Grant Decisions for 2015” for a description of the performance measures, RPFs and other matters related to the 2013 PSUs, 2014 PSUs and 2015 PSUs.

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RSU PLAN

Effective as of September 24, 2009 and as amended and restated on January 1, 2011 and March 6, 2014, the Board of Penn West adopted the RSU Plan (formerly the Long Term Retention and Incentive Plan), which was further amended effective March 11, 2015, to permit RSUs (formerly Incentive Awards) under the RSU Plan to be issued to Penn West’s officers and further amended effective March 9, 2016, to permit the RSU Plan Administrator (as defined below) to pay RSUs in either cash or Shares on RSUs issued after that date.

Similar to the Stock Option Plan and the PSU Plan, the RSU Plan is meant to enhance the alignment of our executives’ and other employees’ interests with those of our Shareholders by providing an additional element of compensation based on the market performance of our Shares.

Pursuant to the RSU Plan, the Board, a committee thereof or one or more executives designated by the Board to administer the RSU Plan (in either case, the “RSU Administrator”), may grant RSUs to our executives and other employees. In determining to whom to grant RSUs and the number of RSUs to be granted, the RSU Administrator may take into account, among other things: (a) compensation data obtained in respect of Penn West’s peer group for positions that are comparable to those held by a grantee; (b) the duties, responsibilities, position and seniority of a grantee; (c) the individual contributions and potential contributions of a grantee to the success of Penn West; (d) any cash bonus payments paid or to be paid to a grantee in respect of his or her individual contributions and potential contributions to the success of Penn West; and (e) the fair market value of our Shares at the time of the grant of the RSUs.

For all RSUs granted in 2015 or before, upon an individual’s RSUs vesting, Penn West is required to pay the individual a cash payment equal to the aggregate of (i) the number of vested RSUs multiplied by the “fair market value” of our Shares on the vesting date (being the volume weighted average trading price of our Shares on the TSX for the five trading days immediately preceding the vesting date) (the “FMV”), plus (ii) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date. Upon the making of such payment, the applicable RSUs shall be deemed to be cancelled.

For all RSUs granted after the amendment on March 9, 2016, upon an individual’s RSUs vesting, Penn West will be required to pay the individual either: (i) a cash payment equal to the aggregate of (a) the number of vested RSUs multiplied by the FMV, plus (b) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date; or (ii) a Share payment that is equal to (a) the aggregate number of RSUs that have vested and are to be paid out on such vesting date in the same number of Shares; plus (b) the number of vested RSUs multiplied by the cumulative dividends per Share declared payable and having a record date between the grant date of the vested RSUs and the vesting date divided by the FMV of our Shares to obtain the applicable number of Shares for payment. Such payment, whether in cash or Shares will be determined each year in the sole discretion of the RSU Administrator.

Under the RSU Plan, unless otherwise determined by the RSU Administrator at the time of grant, RSUs shall vest as to one-third on each of the first, second and third anniversaries of the date of grant, provided that in no event shall any RSUs vest later than December 31 of the third year after the date of grant. Beginning in 2015, a portion of each executive’s long term incentive compensation included RSUs issued under the RSU Plan. With respect to the President and CEO of Penn West, pursuant to an

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amendment to his executive employment agreement in March 2015 and in connection with the payout or settlement of his RSUs granted under the RSU Plan in 2015, he is required to reinvest 100% of the after tax proceeds of such payout in Shares acquired in the market and to hold such Shares for a minimum period of two years, further aligning the President and Chief Executive Officer’s compensation with Shareholder returns.

TERMINATION AND TERMINATION UPON CHANGE OF CONTROL BENEFITS

The following is a summary of the provisions of each contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Penn West or a change in a Named Executive Officer’s responsibilities (other than Mr. Luft and Mr. McGowan).

NEO AGREEMENTS

Penn West has entered into employment contracts (the “NEO Agreements”) with each of its Named Executive Officers. The NEO Agreements continue in effect to and including the earliest of: (i) the date of voluntary retirement of the Named Executive Officer; (ii) the voluntary resignation of the Named Executive Officer; (iii) the death of the Named Executive Officer; (iv) termination of the employment of the Named Executive Officer by Penn West for cause; or (v) termination of the employment of the Named Executive Officer by Penn West other than for cause. Since Mr. Luft and Mr. McGowan each departed from Penn West effective prior to December 31, 2015, their NEO Agreements are not described below. For details regarding any payments made to Mr. Luft and Mr. McGowan in connection with their departures from Penn West, see “Compensation Discussion & Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis –Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Definitions

For the purposes of the disclosure under “Termination and Termination Upon Change of Control Benefits”, the following terms have the following meanings:

“Annual Bonus” means an amount equal to either: (i) the average of the annual bonus received by the Named Executive Officer in the 24-month period immediately prior to the Termination Date; or (ii) if the Named Executive Officer has not been continuously employed by Penn West for a period of two years prior to the Termination Date, the average of the annual bonus received by the Named Executive Officer during the Named Executive Officer’s years of service immediately prior to the Termination Date, and in the event that any such bonus was subject to a pro rata adjustment as a result of the Named Executive Officer working for a portion of the year in which the bonus award was made, such bonus shall, for the purpose of the calculation, be deemed to be equal to the annualized value of a full year bonus as if the Named Executive Officer had been employed for the entire year in which the bonus award was made; but does not include, in either case, any amounts related to awards under the Stock Option Plan, the PSU Plan, the RSU Plan or any other long-term incentive arrangements put into place by Penn West.

“Annual Compensation” means the sum of the Annual Salary plus the Annual Bonus (but does not include any amounts related to awards under the Stock Option Plan, the PSU Plan, the RSU Plan or any other long-term incentive arrangements put into place by Penn West) plus an amount equal to fifteen percent of the Annual Salary (representing a reasonable estimate of benefits and perquisites of employment) and an amount equal to fifteen percent of the Annual Salary (representing Penn West’s contribution to the Savings Plan).

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“Annual Salary” means the Named Executive Officer’s annual salary as set out in his or her NEO Agreement, and as adjusted from time to time.

“Change of Control” has the meaning ascribed thereto in the Stock Option Plan.

“Constructive Dismissal” means unless consented to in writing by the Named Executive Officer, any action which constitutes constructive dismissal of the Named Executive Officer including, without limiting the generality of the foregoing: (i) a material decrease in the title, position, responsibilities, powers or reporting relationships of the Named Executive Officer; (ii) a reduction in the Annual Salary (excluding the Annual Bonus) of the Named Executive Officer, except where all senior executives of Penn West are subject to relatively similar reductions in their annual salary; (iii) a requirement to relocate to another city; or (iv) any material reduction in the value of the Named Executive Officer’s benefits, plans and programs (excluding the Annual Bonus, PSU Plan, Stock Option Plan and RSU Plan), except where all senior executives of Penn West are subject to relatively similar reductions in such value that is unrelated to a Change of Control.

“2014 PSUs” means the PSUs granted to the Named Executive Officer in 2014.

“Other PSUs” means any PSUs granted to the Named Executive Officer in 2015 and any years thereafter.

“Termination Date” means the Named Executive Officer’s last day actively at work for Penn West, regardless of the reason for the cessation of employment.

Termination of Employment by Penn West Other than for Cause; Constructive Dismissal

Upon the termination of a Named Executive Officer’s employment by Penn West as a result of Constructive Dismissal or other than for cause of the Named Executive Officer, the Named Executive Officer is entitled to receive a retiring allowance (the “Retiring Allowance”) in the form of a cash payment equal to the product of a factor (being: 2.0 in the case of Mr. Roberts and 1.5 in the cases of each of the other Named Executive Officers) multiplied by the Annual Compensation of the Named Executive Officer, as at the Termination Date, less required withholdings.

In addition to the Retiring Allowance:

(a)

For the period up to and including the Termination Date, each Named Executive Officer will also receive all earned and unpaid pro-rata salary, accrued and unused vacation pay, along with a pro rata share of the bonus earned during the year, calculated by multiplying the Annual Bonus times a fraction, the numerator of which shall be the number of days in the calendar year prior to the Termination Date and the denominator of which shall be 365;

(b)

any unvested Options the Named Executive Officer holds to purchase Shares shall accelerate and vest on the Termination Date and the Named Executive Officer shall have ninety (90) days after the Termination Date to exercise such vested Options;

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(c)

the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding 2014 PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)	the number of 2014 PSUs in respect of which the NEO shall receive a cash payment (collectively, the “Early Vested 2014 PSUs”) is equal to:

(i)	one-third of any 2014 PSUs where the Termination Date is in the first year of the performance period of such 2014 PSUs;

(ii)	two-thirds of any 2014 PSUs where the Termination Date is in the second year of the performance period of such 2014 PSUs; and

(iii)	all of any 2014 PSUs where the Termination Date is in the third year of the performance period of such 2014 PSUs; and

(II)

the amount of the cash payment for Early Vested 2014 PSUs is to be calculated in accordance with the PSU Plan on the basis that each uncompleted performance period shall be deemed to have consisted of only those fully completed calendar years during that performance period prior to the Termination Date;

(III)

where, in respect of a particular performance period, no calendar year has been completed prior to the Termination Date, such amount will be calculated on the basis of year-to-date performance, as calculated on the Termination Date or such other date as the PSU Administrator may reasonably determine is practicable, provided that the PSU Administrator, taking into consideration the performance of the Executive and the performance of Penn West since the date of grant of the 2014 PSUs, may determine in its sole discretion the RPF to be applied to any Early Vested 2014 PSUs held by the NEO; and

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all 2014 PSUs that are not Early Vested 2014 PSUs;

(d)

the Named Executive Officer shall be entitled to a cash payment in respect of certain outstanding Other PSUs held by the Named Executive Officer in respect of which payment has not yet been made, where:

(I)

the number of Other PSUs in respect of which the NEO shall receive a cash payment (collectively, the “Early Vested Other PSUs”) is, in respect of each grant of Other PSUs granted to the NEO, equal to the number of Other PSUs held by the NEO on the Termination Date multiplied by a fraction, the numerator of which shall be the number of whole or partial fiscal quarters that have elapsed from the beginning of the relevant performance period to the Termination Date, and the denominator of which shall be the number of fiscal quarters in the performance period;

(II)

the amount of the cash payment for Early Vested Other PSUs is to be calculated in accordance with the PSU Plan on the basis that the relevant performance period shall be deemed to consist of only the period between the date of commencement of the performance period and the Termination Date;

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(III)

the PSU Administrator, taking into consideration the performance of the NEO and the performance of Penn West in the period between the commencement of the performance period and the Termination Date, may determine in its sole discretion the RPF to be applied to any Early Vested Other PSUs held by the NEO (provided that the exercise of such discretion does not result in a lower cash payment than would otherwise be payable);

(IV)

the NEO shall forfeit for cancellation as of the Termination Date all Other PSUs that are not Early Vested Other PSUs, provided that the Board has the sole discretion to accelerate the vesting of all or any other Early Vested Other PSUs not vested pursuant to the foregoing, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower PSU award than would otherwise be payable); and

(e)

the Named Executive Officer shall be entitled to a cash or Share payment in respect of certain outstanding RSUs granted to the Named Executive Officer pursuant to the RSU Plan (first granted to NEOs in 2015) in respect of which payment has not yet been made, where:

(I)	the number of RSUs in respect of which the Executive shall receive a cash or Share payment (as applicable) (collectively, the “Early Vested RSUs”) is equal to:

(i)	the number of unvested RSUs that would have vested during the ninety (90) day period following the Termination Date (the “90 Day Unvested Awards”); and

(ii)

the number of unvested RSUs other than the 90 Day Unvested Awards (the “Other Unvested Awards”) calculated pro rata based on the number of Other Unvested Awards multiplied by a fraction, the numerator of which shall be the number of whole or partial three month periods that have elapsed from the relevant grant date to the Termination Date, and the denominator of which shall be twelve;

(II)

the Board has the sole discretion to accelerate the vesting of all or any other unvested RSUs not vested pursuant to clauses (e)(I)(i) and (ii) above, or to make such other determination that is fair and equitable in the circumstances (provided that the exercise of such discretion does not result in a lower cash or Shares payment, as applicable, than would otherwise be payable);

(III)	any Early Vested RSUs shall be calculated and paid to the NEO in accordance with the RSU Plan; and

(IV)	the NEO shall forfeit for cancellation as of the Termination Date all RSUs that are not Early Vested RSUs.

Termination Following a Change of Control

Under the NEO Agreements with Mr. Roberts, Mr. Dyck, Mr. Sweerts and Ms. McQuade in the event within (1) one year of a Change of Control there is any adverse change by Penn West (without the agreement of the applicable Named Executive Officer) in the duties, powers, rights, discretions, responsibilities, salary, title, or lines of reporting of the Named Executive Officer, such that immediately after such change or series of changes, the responsibilities, status and compensation of the applicable Named Executive Officer, taken as a whole, are not at least substantially equivalent to those assigned to him or her immediately prior to such change or series of changes (“Good Reason”), the applicable Named Executive Officer shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason, to elect to terminate his or her NEO Agreement and employment upon providing the Board two (2) weeks’ advance written notice. In the event of such an election, he would be entitled to receive all of the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal” as if he had been terminated by Penn West as a result of Constructive Dismissal or other than for cause. At the request of the Board, such NEOs must continue their employment with Penn West for a period of up to six (6) months to assist in an orderly transition of management.

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The NEO Agreement with Mr. Gegunde (in place since 2007) provides for different treatment in the event of a Change of Control than that under the NEO Agreements with the other NEO’s. Beginning with the NEO Agreement with Mr. Roberts in June 2013, the Company adopted a new form of executive employment agreement containing the form of Change of Control provision discussed above for Mr. Roberts, Mr. Dyck, Mr. Sweerts and Ms. McQuade. Such change of control treatment is contained in all executive employment agreements entered into between Penn West and any new executives appointed after Mr. Roberts and will be contained in all executive employment agreements with new executives going forward.

Under the NEO Agreement with Mr. Gegunde, in the event of a Change of Control and the election (the “Election”) of the Mr. Gegunde to terminate his employment, which Election would be at the discretion of the Mr. Gegunde, then Mr. Gegunde would be entitled to receive all of the compensation and benefits set out in the section above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”, as if he had been terminated by Penn West as a result of Constructive Dismissal or other than for cause of the Named Executive Officer. Therefore, Mr. Gegunde is not subject to the Good Reason (or “double trigger”) requirement, as set forth in the Stock Option Plan, in order for all his Options to immediately vest in the event of a Change of Control and him making the Election.

In the event that Mr. Gegunde was to advise Penn West of his decision to exercise the Election: (i) in order to be valid, the notification to Penn West of the Election must be in writing and must be provided to Penn West within ninety (90) days following a Change of Control; (ii) Penn West may require Mr. Gegunde to remain employed with, and to continue to provide normal services to, Penn West for a period not to exceed six months following the Change of Control (the “Transition Period”); and (iii) if Mr. Gegunde were to not provide the requested services through the Transition Period, then the Election would be null and void, and he would not be entitled to the compensation and benefits set out above under “Termination of Employment by Penn West Other than for Cause; Constructive Dismissal”.

Other Termination by the Named Executive Officer

Each Named Executive Officer is entitled to terminate the Named Executive Officer’s employment with Penn West at the Named Executive Officer’s pleasure upon providing thirty days’ prior written notice (ninety days in the case of Mr. Roberts) prior written notice to such effect to Penn West. In such event, the Named Executive Officer shall not be entitled to any further compensation except for earned and unpaid salary, Employee Retirement/Savings Plan contributions and vacation pay accrued and owing up to and including the Termination Date.

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Confidentiality Provisions

The NEO Agreements contain provisions regarding the non-disclosure of confidential information relating to the business, corporate affairs and operations of Penn West and its affiliates. These confidentiality provisions survive for a specified period of time following the termination for any reason of a Named Executive Officer’s employment, except in circumstances where such confidential information is or becomes known to the public other than by a breach by the Named Executive Officer of his or her NEO Agreement.

Services during a Change of Control

In the event that a person takes steps to effect a Change of Control which the Board considers, in its sole discretion, could in fact effect a Change of Control, or Penn West enters into any agreement to effect a Change of Control, each Named Executive Officer agrees in his NEO Agreement that he will not voluntarily leave the employ of Penn West or cease to be an officer of Penn West or its affiliates until the earlier of such time as: (i) that person has abandoned or terminated his or her steps to effect a Change of Control or the Board considers, in its sole discretion, that such steps will not in fact effect a Change of Control; (ii) a Change of Control has been effected; or (iii) such agreement to effect a Change of Control has been terminated.

Executive Incentive Compensation Recoupment Policy

Effective March 18, 2015, Mr. Roberts, Mr. Dyck and Mr. Gegunde (collectively, the “Recouped Executives”) agreed to an amendment to their respective executive employment agreements in which they each agreed to comply with the terms of the Recoupment Policy and irrevocably authorized Penn West to deduct from the Recouped Executives’ salary wages, vacation allowances, expenses reimbursement, severance and/or any other incentive compensation, all amounts relating to the portion of the Recouped Executives’ incentive compensation (including bonus, Options, PSUs and RSUs) relating to the year(s) subject to a restatement of Penn West’s financial statements due to its material non-compliance with any applicable financial reporting requirements (other than that caused by a change in applicable financial reporting requirements or applicable accounting rules or interpretations) which is in excess of the amount of incentive compensation that would have been computed in accordance with the results as restated under the restatement, calculated on an after-tax basis to the Recouped Executives.

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TABLE OF ESTIMATED TERMINATION AND TERMINATION UPON CHANGE OF CONTROL AMOUNTS

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs (other than Mr. Luft and Mr. McGowan) pursuant to their respective NEO Agreements and pursuant to Options, PSUs and RSUs held by them as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2015.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2015, such as any Options, PSUs and RSUs that had already vested at such date. In addition, the table does not include information in respect of Mr. Luft and Mr. McGowan because each departed Penn West prior to December 31, 2015. For details regarding any payments made to Mr. Luft and Mr. McGowan in connection with their departure from Penn West, see “Compensation Discussion and Analysis – Executive Compensation Data – Summary Compensation Table” and “Compensation Discussion & Analysis – Executive Compensation Data – Incentive Plan Awards – Value Vested or Earned During the Year”.

Name	Triggering Event	Payment Pursuant to NEO Agreement ($)	Payment Pursuant to Accelerated Vesting of Options and/or PSUs and/or RSUs Triggered by Termination(1) ($)	Total ($)
David Roberts	Termination Without Cause(2)	3,367,500	508,632	3,876,132
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	3,367,500	508,632	3,876,132
	Retirement / Resignation(5)	Nil	Nil	Nil

David Dyck	Termination Without Cause(2)	1,263,000	223,685	1,486,685
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	1,263,000	223,685	1,486,685
	Retirement / Resignation(5)	Nil	Nil	Nil

Gregg Gegunde	Termination Without Cause(2)	968,500	138,169	1,106,669
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	968,500	138,169	1,106,669
	Retirement / Resignation(5)	Nil	Nil	Nil

Andrew Sweerts	Termination Without Cause(2)	712,000	91,867	803,867
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	712,000	91,867	803,867
	Retirement / Resignation(5)	Nil	Nil	Nil

Michelle McQuade	Termination Without Cause(2)	810,500	82,223	892,723
	Termination With Cause(3)	Nil	Nil	Nil
	Change of Control(4)	810,500	82,223	892,723
	Retirement / Resignation(5)	Nil	Nil	Nil

Notes:

(1)

Reflects the value of accelerated vesting of PSUs in accordance with the respective terms of each of the NEO Agreements, based on: (i) an assumed RPF of 1.0, (ii) the volume weighted average trading price of Shares on the TSX for the 20 days ending December 31, 2015 of $1.25, (iii) cumulative dividends of $0.59 paid per Share during the applicable performance period up to December 31, 2015 with respect to the applicable PSUs granted in 2014, and (iv) cumulative dividends of $0.03 paid per Share during the applicable performance period up to December 31, 2015 with respect to the applicable PSUs granted in 2015, plus the value of accelerated vesting of RSUs in accordance with the respective terms of each of the NEO Agreements, based on the volume weighted average trading price of Shares on the TSX for the 5 days ending December 31, 2015 of $1.26, and cumulative dividends of $0.03 paid per Share up to December 31, 2015 with respect to the applicable RSUs granted in 2015. The NEO Agreements also provide for accelerated vesting of Options in the event of termination without cause or change of control; however, none of the unvested Options held by the NEOs were in-the-money as at December 31, 2015.

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(2)	Represents termination of the employment of the NEO by Penn West other than for cause or as a result of the Constructive Dismissal of the NEO.
(3)	Represents termination of the employment of the NEO by Penn West for cause.
(4)

In the case of Mr. Roberts, Mr. Dyck, Mr. Sweerts and Ms. McQuade represents a Change of Control and the subsequent election by the NEO to terminate his or her employment for Good Reason (as defined in “Termination and Change of Control Benefits – NEO Agreements – Termination Following a Change of Control”), resulting in the NEO’s entitlement to benefits as if the NEO had been terminated by Penn West as a result of the Constructive Dismissal or other than for cause In the case of Mr. Gegunde, represents a Change of Control and his subsequent election to terminate his employment, resulting in Mr. Gegunde’s entitlement to benefits as if he had been terminated by Penn West as a result of the Constructive Dismissal or other than for cause.

(5)	Represents voluntary retirement of the NEO in accordance with the retirement policies established for senior executives of Penn West or voluntary resignation of the NEO.

CONTINUOUS SHAREHOLDER ENGAGEMENT

The Board and management believe that regular and constructive engagement with Shareholders is important in maintaining a productive and open relationship. To help facilitate this goal, our September 1, 2015 announcement saw the creation of an enhanced capital markets group to improve investor insight and accessibility. By combining the corporate planning and capital markets groups, the new team exhibits an increased knowledge of the business and strategy, and has appropriate resources to handle all investor and analyst requests in a timely fashion. A major initiative for the new team was to increase transparency in our financial and asset strategy disclosure. This included the adoption of a “Funds flow from operations” metric and detailed EBITDA buildups in our financial disclosure, as well as providing detail on the strategy as well as granularity of individual core and non-core assets.

Penn West also views management accessibility as key in the shareholder engagement process. Our management team attends several conferences every year throughout North America and Europe. Furthermore, our executives are proactive in engaging investors around material announcements and quarterly earnings. Shareholders are also welcome to write or email the Investor Relations Department or any of the directors or executive officers of Penn West, care of the Investor Relations Department, using the contact information in the “Miscellaneous Matters—Additional Information” section of this Information Circular or on the Penn West website. The Annual General Meeting provides another excellent opportunity for dialogue.

MISCELLANEOUS MATTERS

Indebtedness of Directors and Executive Officers

Penn West is not aware of any individuals who are either current or former executive officers, directors or employees of Penn West or any of Penn West’s subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of Penn West or otherwise) that is owing to (i) Penn West or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

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Penn West is not aware of any individuals who are, or who at any time during 2015 were, a director or executive officer of Penn West, a proposed nominee for election as a director of Penn West, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2015, indebted to Penn West or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2015 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Penn West or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere herein, there were no material interests, direct or indirect, of any Informed Person of Penn West, any proposed director of Penn West, or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2015 or in any proposed transaction which has materially affected or would materially affect Penn West or any of its subsidiaries. “Informed Person” means: (i) a director or executive officer of Penn West; (ii) a director or executive officer of a person or company that is itself an Informed Person or subsidiary of Penn West; and (iii) any person or company who beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Management of Penn West is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of Penn West at any time since January 1, 2015, any proposed nominee for election as a director of Penn West, or of any associate or affiliate of any of the foregoing persons or companies, in respect of any matter to be acted on at the Meeting (other than the election of directors of Penn West).

Termination of DRIP

In March 2016, Penn West announced that the Board had decided to terminate the Penn West’s Dividend Reinvestment and Optional Common Share Purchase Plan, which had been suspended since December 2014, pursuant to the terms and conditions set forth in the plan.

Additional Information

Additional information relating to Penn West is available on SEDAR at www.sedar.com. Financial information in respect of Penn West and its affairs is provided in Penn West’s annual audited comparative financial statements for the year-ended December 31, 2015 and the related management’s discussion and analysis. Paper copies of Penn West’s financial statements and related management discussion and analysis are available upon request from Penn West’s Investor Relations department at:

Address:	200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3
Telephone:	(888) 770-2633
Email:	investor_relations@pennwest.com

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APPENDIX A

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58 101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for Penn West is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The Board is, in effect, responsible for the overall stewardship and governance of Penn West, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Penn West’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in bold type). Penn West has also disclosed below, where applicable, a comparison of its governance practices with some of the corporate governance standards (the “NYSE Standards”) of the New York Stock Exchange (“NYSE”). As a Canadian corporation listed on the NYSE, Penn West is not required to comply with many of the NYSE Standards, provided that it complies with the Canadian corporate governance standards. In order to claim such an exemption, however, Penn West must disclose the significant differences between its corporate governance practices and those required by the NYSE Standards to be followed by U.S. domestic companies. Penn West’s statement of Significant Differences in Penn West’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards can be found on Penn West’s website at www.pennwest.com.

Penn West’s corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE Standards and comply with the applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

See “Information Concerning the Board and Director Nominees - Director Independence”.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has determined that a majority of the current directors (eight of nine, or 89 percent) are independent. The Board has determined that following the Meeting, seven of eight (or 87.5 percent) of the directors will be independent, provided all of management’s nominees are elected to the Board.

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(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

See “Information Concerning the Board and Director Nominees - Other Public Company Board Memberships”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board has a policy providing that the independent directors meet without members of management and non-independent directors present at the conclusion of every meeting of the Board and every meeting of any committee of the Board. The number of Board and committee meetings held in 2015 is disclosed in “Information Concerning the Board and Director Nominees - Director Attendance Record”.

Under the NYSE Standards, Non-Management Directors are required to meet regularly without management present. In addition, if any Non-Management Director is not independent, the independent directors should meet at least once per year. The practices of the Board satisfy this requirement.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has determined that the chair of the Board, Richard George, is an independent director within the meaning of NI 58-101. The Board, in conjunction with the Governance Committee, has developed broad terms of reference for the Chairman of the Board which includes managing and developing a more effective Board and ensuring that the Board can function independently of management and work with management to monitor and influence strategic management and Shareholder and other third party relations.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

See “Information Concerning the Board and Director Nominees - Director Attendance Record”.

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1.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix B.

2.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written terms of reference for the chair of the Board and the chair of each committee of the Board.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board, in conjunction with the Chief Executive Officer, has developed a written position description for the Chief Executive Officer.

3.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

See “Other Board Information – Director Orientation and Education - Director Orientation Program”.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See “Other Board Information – Director Orientation and Education - Director Continuing Education”.

Under the NYSE Standards, corporate governance guidelines that include, among other things, director orientation and continuing education should be adopted and posted on Penn West’s website. Penn West has adopted a policy titled “Governance Guidelines” that addresses, among other things, director orientation and continuing education. The Governance Guidelines have been posted on Penn West’s website at www.pennwest.com.

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4.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board has adopted a written Code of Business Conduct and Ethics applicable to all employees of Penn West, including directors, officers and employees, which is located on SEDAR at www.sedar.com, and on Penn West’s website at www.pennwest.com.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees and that addresses certain matters should be adopted and posted on Penn West’s website. Penn West is in compliance with this requirement.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the code by requiring annual certifications by its officers and senior financial management that they will comply with the code and through the “whistleblower” policy which provides a procedure for the submission of information by any director, officer or employee relating to possible violations of the codes.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed since January 1, 2015 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has also adopted a “Whistleblower Policy” wherein directors, officers and employees of Penn West and others are provided with a mechanism by which they can raise complaints regarding financial and regulatory reporting, internal accounting controls, auditing or health, safety and environmental matters or any other matters and raise concerns about any violations of Penn West’s Code of Business Conduct and Ethics in a confidential and, if felt necessary, anonymous process.

5.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Governance Committee is responsible for identifying and recommending to the Board new candidates for addition to the Board or for Board nomination, having regard to the strengths and composition of the Board and the Governance Committee’s perception of the evolving needs of Penn West.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee is comprised of only independent directors.

Under the NYSE Standards, the nominating/corporate governance committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the Governance Committee, meet the qualifications for independence contained in the NYSE Standards. The Governance Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has within its mandate the responsibilities of a nominating committee. The committee is responsible for identifying and recommending to the Board new candidates for nomination to the Board having regard to the competencies, skills and personal qualities of the candidates and the Board members’ and the committee’s perception of the needs of Penn West. The committee also reviews the proposed director nominees for Penn West’s annual management proxy circular and recommends such director nominations for approval by the Board.

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6.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

See “Remuneration of Directors”.

Compensation of Officers

See “Compensation Discussion & Analysis – Executive Compensation Review Process”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HR&C Committee is composed entirely of independent directors.

Under the NYSE Standards, the compensation committee should be comprised solely of “independent directors” and should have its own charter. The Board has determined that with the exception of Mr. Roberts, the President and Chief Executive Officer of Penn West, all of the current members of the Board, including the members of the HR&C Committee, meet the qualifications for independence contained in the NYSE Standards. The HR&C Committee has its own mandate, which is described below and which complies with the NYSE Standards. In addition, as required by the NYSE Standards, the mandate has been posted on Penn West’s website at www.pennwest.com.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee has been delegated the responsibility to:

•

Review, receive reports from management regarding, and make recommendations to the Board for consideration with respect to, the overall main human resource policies, trends and organizational issues, including in respect of recruitment, performance management, compensation, benefit programs, resignations/terminations, training and development of management in relation to succession planning and organizational planning and design;

•

Review and make recommendations to the independent members of the Board respecting the overall compensation philosophy, guidelines and plans for Penn West employees and executives, including in respect of base salaries, short-term incentive plans, long-term incentive plans, benefit plans and perquisites, as well as short-term and long-term corporate goals and objectives and other performance measures;

•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, grants of equity based or long-term incentive compensation and other terms of employment of the executive officers other than the Chief Executive Officer;

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•

Review and make recommendations to the independent members of the Board respecting the annual budgets for salaries, cash bonuses, any other short-term incentive compensation, and grants of equity based or long-term incentive compensation for employees other than executive officers;

•

Review and make recommendations to the independent members of the Board respecting the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and make recommendations to the independent members of the Board regarding the Chief Executive Officer’s annual compensation, including salary, cash bonus any other short-term incentive compensation, and any grants of equity based or long-term incentive compensation;

•	Review and make recommendations to the Board respecting proposed appointments of officers of Penn West, including the terms of any executive employment agreements;

•	Review and report to the Board regarding succession plans for the Chief Executive Officer and other executive officers, including recruitment and training programs; and

•

Review and make recommendations to the Board respecting the compensation discussion and analysis and related disclosures of executive compensation for inclusion in information circulars and other documents for public release.

7.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Governance Committee

Members: George H. Brookman (Chair), Raymond Crossley, Maureen Cormier Jackson and Gillian Denham, all of whom are independent directors.

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing Penn West’s approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. The Committee annually reviews the need to recruit and recommend new members to fill Board vacancies giving consideration to the competencies, skills and personal qualities of the candidates and of the existing Board, and recommends to the Board the nominees for election at each annual meeting.

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Operations and Reserves Committee

Members: William A. Friley (Chair), Rick George and John Brydson, all of whom are independent directors.

The Operations and Reserves Committee assists the Board in fulfilling its oversight responsibilities relating to oil and natural gas reserves and resources data and health, safety, environmental and regulatory compliance matters. The main objectives of the Committee are to assist the Board in meeting its oversight responsibilities in respect of:

•	the selection and appointment of the qualified reserves evaluator(s) or auditor(s) engaged to report on Penn West’s reserves;

•	review of the reserves and resources data of the Company and procedures with respect to the reporting thereof;

•	the Company’s policies and practices with respect to matters of the environment, health and safety; and

•	compliance with applicable legislative, regulatory and corporate standards with respect to operations.

8.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

See “Other Board Information - Board Assessment and Nominations”.

9.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board’s objective is to be a balanced board made up of members with diverse characteristics, experience and tenure. In furtherance of that objective, the Board has implemented two primary mechanisms of board renewal: a retirement policy and an annual Board and director performance assessment process. For details regarding our director retirement policy, see “Information Concerning the Board and Director Nominees - Directors’ Term and Retirement Policy.” For details regarding our Board’s annual performance assessment process, see “Other Board Information – Board and Director Performance Assessment”. The Board has not adopted term limits for directors, as it believes that the director retirement policy and the annual performance assessment process are effective in achieving the appropriate level of renewal of the Board’s membership. In this regard, it should be noted that of the 8 nominees standing for election as directors at the Meeting, only 2 of such nominees (Mr. Brookman and Mr. George) has served on the Board for more than three years.

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10.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes, the Board has adopted a written Diversity Policy relating to, among other things, the identification and nomination of women directors.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,

The objective of Penn West’s Diversity Policy is to ensure that Penn West captures the business and economic potential that is derived from diversity at all organizational levels. Pursuant to the policy, in identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination as directors.

(ii)	the measures taken to ensure that the policy has been effectively implemented,

Among other things, the executive search firms utilized by the Board to assist with the identification of candidates for nomination to the Board or appointment to the senior management team are selected, in part, on their proven ability to identify candidates of diverse backgrounds.

(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and

The Diversity Policy was adopted on March 11, 2015. As of the date hereof, two of Penn West’s nine directors are women (with one up for re-election due to Ms. Denham’s not standing for reelection).

(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The effectiveness of Penn West’s Diversity Policy is assessed through a thorough review of all potential candidates against clear criteria for the knowledge, experience, training and skills required to assist Penn West to capitalize on the opportunities available to it.

11.

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

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To ensure the success of Penn West, as it annually reviews succession and Board effectiveness, the Board is committed to actively recruit Board members from diverse backgrounds. In identifying suitable candidates for election to the Board, individual members of the Board and the Governance Committee are accountable to confirm that diversity, including gender diversity, is considered and is an important factor in the selection of new candidates for nomination to our Board.

12.

Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Board recognizes that diversity within Penn West is essential for the growth and prosperity of the Company. When appointing an individual to the senior management team, the diversity of the entire organization is reviewed to ensure that Penn West benefits from the strategic and operational advantages of diversity.

13.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)

For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women on its Board, as it believes that the use of objective criteria to identify Board nominees is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Penn West has not adopted a target regarding women in executive officer positions, as it believes that the use of objective criteria to identify executives is in the best interests of Penn West and its stakeholders and more effective than the use of quotas and targets to identify qualified candidates.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)	the target, and

Not applicable.

(ii)	the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

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14.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Assuming the election of the proposed nominees to the Board, Penn West’s Board will include one woman, representing 12.5% of the directors. The Board currently has two women members, however Ms. Denham is not standing for re-election.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

None of Penn West’s executive officers are women at the present time, although women have held executive positions at Penn West in the past.

Other Activities of the Board

The Board is responsible for the stewardship of the Company and its subsidiaries. In particular, the Board approves significant operational decisions and all decisions relating to: (i) the long-term strategic direction of the Company; (ii) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board from time to time; (iii) the approval of capital expenditure budgets; (iv) the establishment of credit facilities; (v) any offers for Shares; (vi) any issuances of additional Shares; (vii) the determination of dividend policies; and (viii) establishing and administering the Stock Option Plan, PSU Plan, RSU Plan, Savings Plan and any other equity-based and/or long-term compensation plans.

The Board, in part, performs its mandated responsibilities through the activities of its four standing committees: the Audit Committee, the Governance Committee, the HR&C Committee and the Operations and Reserves Committee.

The Board and its committees have access to senior management on a regular basis as Mr. Roberts, the President and Chief Executive Officer, is a director and attends all meetings of the Board along with other executive officers who are invited to attend Board meetings to provide necessary information to facilitate stewardship and oversight activities.

The Board and the Governance Committee have developed terms of reference for the Chairman of the Board and the Chief Executive Officer with a view to ensuring that the Board can operate efficiently on a fully informed basis independent of management. As such, the Chief Executive Officer reports directly to the Board. The Board has determined that none of the directors who serve on its committees has a material relationship with Penn West that could reasonably interfere with the exercise of a director’s independent judgment. The Chairman of the Board is an independent director and is responsible for managing the affairs of the Board and its committees, including ensuring the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

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Other Matters Relating to the Audit Committee

All of the members of the Audit Committee are independent and financially literate. See “Audit Committee Disclosures” in Penn West’s annual information form for the year ended December 31, 2015 for information regarding Penn West’s Audit Committee, including the disclosure mandated by National Instrument 52-110 – Audit Committees. See our website at www.pennwest.com, for a copy of the Audit Committee’s mandate.

Code of Business Conduct and Ethics

Each year, Penn West distributes to all of its directors, officers and employees a code of business conduct and ethics dealing with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of Penn West’s assets, reporting of illegal or unethical behaviour and other matters. In 2015, Penn West’s distribution of the code of business conduct and ethics included a mandatory education component whereby employees were required to complete a short course and quiz on ethics and the code of business conduct and ethics. Employees are encouraged and enabled to utilize the Whistle Blower facilities in relation to any concerns as to questionable accounting, auditing, financial reporting or any other concerns. Compliance affirmations are obtained annually for all executive and certain key financial and operational employees and for a broader group of Penn West’s staff. The code is available on Penn West’s website at www.pennwest.com.

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Penn West Petroleum Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and its subsidiaries (the Corporation and its subsidiaries, collectively, “Penn West”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

(a)	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objective(s) of the Corporation;

(b)	monitor the management of the business and affairs of the Corporation with the goal of achieving the Corporation’s principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation’s business, which plans must:

•	be designed to achieve the Corporation’s principal objectives,

•	identify the principal strategic and operational opportunities and risk of the Corporation’s business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation’s business identified by management and the steps taken by management to ensure the implementation of the appropriate systems to manage these risks; and

•	approve the annual operating and capital plans, major acquisitions and dispositions and facilities;

Monitoring and Acting

•	monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO’s employment with the Corporation;

•	approve the distribution policy of the Corporation;

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•	periodically review the systems that management has put in place to ensure the integrity of the Corporation’s internal control and management information systems;

•	monitor the “good corporate citizenship” of the Corporation, including compliance by the Corporation with all applicable environmental laws;

•

in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees; and

•	approve all matters relating to a takeover bid of the Corporation.

Compliance Reporting and Corporate Communications

•	ensure that management is properly reporting the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of the Corporation, based on the recommendations of management and the Audit Committee, a firm of chartered accountants to be appointed as the Corporation’s auditors;

•	ensure that management has undertaken all reasonable and prudent actions to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure that management has put in place sufficient disclosure controls to ensure the timely reporting of any other developments that have a significant and material impact on the value of Penn West;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board’s stewardship for the preceding year; and

•	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with the shareholders of the Corporation and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, among other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation; and

•	review annually the composition of the Board and its committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board;

•	review annually the adequacy and form of the compensation of directors.

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Delegation

•

The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves and A&D, Human Resources and Compensation, Health, Safety, Environment and Regulatory and Governance committees.

Composition

•	The Board shall be composed of at least 6, but not more than 12, individuals selected by the shareholders of the Corporation at the annual meeting of shareholders.

•

A majority of Board members should be independent directors, being those directors with no direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out their responsibilities. In addition, the Board must affirmatively determine that an independent director has no material relationship with Penn West, nor is designated as not being independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual; provided, however, that such independent directors need not meet such independence requirements if there is an available exemption therefrom and Penn West complies with the requirements for claiming such an exemption.

•	Members should have or obtain sufficient knowledge of the Corporation and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Board members should offer their resignation from the Board to the Chairman of the Governance Committee following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director, including a conflict of interest, and

•	change in personal circumstances which would reasonably reflect poorly on Penn West (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

•	Non-Management Board members shall offer their resignation from the Board to the Chairman of the Governance Committee upon reaching age 70 and annually thereafter.

Meetings

•

The Board shall meet at least four times per year and at such additional times as deemed appropriate by the Board Chair. In addition, the non-management directors must meet at regularly scheduled executive sessions chaired by the Chair of the Board, or if the Chair of the Board is a member of management, by an independent director chosen by the Directors present at the meeting.

•	There will also be an executive session of only independent directors held at least annually.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board upon the invitation of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

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Reporting / Authority

•	Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of Penn West and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

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APPENDIX C

GLOSSARY OF FREQUENTLY USED DEFINED TERMS, NON-GAAP MEASURES ADVISORY, OIL AND GAS INFORMATION ADVISORY AND FORWARD-LOOKING STATEMENT ADVISORY

Glossary

To help you in understanding this Information Circular, we use the following terms, which are defined as explained below.

“2013 PSUs” means the PSUs granted in 2013, being the First Tranche PSUs, the Second Tranche PSUs and the Third Tranche PSUs. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option and PSU Grant Decisions for 2015”.

“ABCA” means the Business Corporations Act (Alberta).

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary.

“Board” or “Board of Directors” means the board of directors of Penn West as it may be constituted from time to time.

“boe” means barrels of oil equivalent. See the “Oil and Gas Information Advisory” below for more information regarding barrels of oil equivalent.

“boe/d” means boe per day.

“Broadridge” means Broadridge Financial Solutions, Inc. and its affiliates.

“Corporate Conversion” means the conversion of the Trust on January 1, 2011 from an income trust structure to a corporate structure, now Penn West, pursuant to a plan of arrangement approved by the Unitholders of the Trust and the Court of Queen’s Bench of Alberta.

“DRIP” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan of the Company, amended and restated on January 1, 2011. The DRIP was terminated in March 2016 pursuant to the terms and conditions contained in the plan.

“DSU Plan” means the Deferred Share Unit Plan of the Company for Non-Management Directors.

“DSU” or “Deferred Share Unit” means a deferred share unit granted under the DSU Plan.

“Early PSU” has the meaning given to such term in “Termination and Change of Control Benefits - NEO Agreements”.

“equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment.

“Executive Compensation Peer Group” has the meaning given to such term in “Executive Compensation Review Process-Executive Compensation Peer Group and Benchmarking”.

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“Governance Committee” means the Governance Committee of the Board.

“First Tranche PSU” means the one-third of the 2013 PSUs that vested on December 31, 2013 and had a one year performance period from January 1, 2013 to December 31, 2013. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option and PSU Grant Decisions for 2015.”

“HR&C Committee” means the Human Resources and Compensation Committee of the Board.

“incentive plan” means, for the purposes of applicable Canadian securities legislation, any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

“Information Circular” means this Information Circular and Proxy Statement dated May 10, 2016.

“Instrument of Proxy” means the form of proxy provided to registered Shareholders by the Company for use in respect of the Meeting.

“Management” means the management of Penn West.

“Management Director” means a director of Penn West who is also a full-time or part-time employee of Penn West. For greater clarity, Mr. Roberts was the only Management Director in 2015 and as at May 10, 2016, Mr. Roberts remains the only Management Director.

“Meeting” means the annual and special meeting of Shareholders to be held on Thursday, June 23, 2016 to which this Information Circular relates.

“Mercer” means Mercer (Canada) Limited, the external national consulting firm engaged to provide compensation advice to the HR&C Committee, the Board and Management.

“Named Executive Officers” or “NEOs” means: David Roberts, the President and Chief Executive Officer; David Dyck, the Senior Vice President and Chief Financial Officer; Keith Luft, the General Counsel and Senior Vice President, Corporate Services until June 30, 2015; Gregg Gegunde, the Senior Vice President, Exploitation, Production and Delivery; Blaine McGowan, the Vice President, Human Resources and Corporate Resources until September 4, 2015; Andrew Sweerts, the Vice President, Business Development & Commercial; and Michelle McQuade, the Vice President, Stakeholder Relations. “Named Executive Officer” or “NEO” means any one of the Named Executive Officers.

“NI 58-101” means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“non-equity incentive plan” means, for the purposes of applicable Canadian securities legislation, an incentive plan or portion of an incentive plan that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payment.

“Non-Management Director” means a director of Penn West who is not also an employee of Penn West. For greater clarity, in 2015 and as at May 10, 2016, all of the directors, other than Mr. Roberts, were Non-Management Directors.

“NYSE” means the New York Stock Exchange.

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“Option” means a right to purchase a Share issued under the Stock Option Plan.

“option-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

“Penn West”, “Company”, “Corporation”, “we”, “us” or “our” means, prior to January 1, 2011, the Trust and its subsidiaries, and from and after January 1, 2011, Penn West Petroleum Ltd. and its subsidiaries.

“Proxy Deadline” means 10:00 a.m. (Mountain Daylight Time) on June 21, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting.

“PSU” means a performance share unit issued under the PSU Plan.

“PSU Plan” means the performance share unit plan of Penn West.

“Realizable Pay” includes salary, the cash bonus earned during the particular year reported and annual long-term incentives granted during the particular year valued as follows: (i) value of Options (market price of Shares less exercise price) that were granted in that particular year and that were exercised as at or prior to December 31, 2015; (ii) value attributed to PSUs that were granted in that particular year and that had vested as at or prior to December 31, 2015; (iii) the ‘in-the-money’ value (as at December 31, 2015) of Options that were granted in that particular year and that had not been exercised as at December 31, 2015; and (iv) the value (as at December 31, 2015) for PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2015.

“Relative Total Shareholder Return” or “RTSR” means the percentile rank of Penn West’s Total Shareholder Return relative to returns calculated on a similar basis on equity securities of members of Penn West’s peer performance group during the applicable performance period.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. For information regarding our reserves, see our Annual Information Form for the year ended December 31, 2015 dated March 10, 2016 which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Restatement” means Penn West’s restatement of its (i) audited annual financial statements for the years ended December 31, 2013 and 2012, (ii) unaudited interim financial statements for the three months ended March 31, 2014 and 2013, and (iii) MD&A for the year ended December 31, 2013 and the quarter ended March 31, 2014, in each case on September 18, 2014.

“Restricted Option” means a restricted option issued under the Stock Option Plan, none of which remain outstanding.

“RPF” means the relative performance factor of a PSU under the PSU Plan.

“RSU” means an incentive award issued under the RSU Plan.

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“RSU Plan” means the Restricted Share Unit Plan (formerly the Long Term Retention and Incentive Plan), amended and restated as of January 1, 2011, March 6, 2014, March 11, 2015 and March 9, 2016.

“Savings Plan” means the Employee Retirement/Savings Plan of Penn West.

“Second Tranche PSU” means the one-third of the 2013 PSUs that vested on December 31, 2014 and had a two year performance period from January 1, 2013 to December 31, 2014. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option and PSU Grant Decisions for 2015”.

“SEDI” means Canada’s System for Electronic Disclosure by Insiders.

“Share” means a common share in the capital of Penn West.

“share-based awards” means, for the purposes of applicable Canadian securities legislation, awards under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, DSUs, phantom shares, phantom share units, common share equivalent units and stock.

“Shareholder” or “You” means a person who owns, directly or indirectly, Shares of Penn West.

“STIP” means short term incentive plan.

“Stock Option Plan” means the stock option plan of Penn West.

“Third Tranche PSU” means the one-third of the 2013 PSUs that vest on December 31, 2015 and have a three year performance period from January 1, 2013 to December 31, 2015. See “Compensation Discussion & Analysis – Executive Compensation Decisions for 2015 – Option and PSU Grant Decisions for 2015”.

“Total Shareholder Return” or “TSR” means, with respect to any performance period, the total return to Shareholders on Shares calculated using cumulative dividends or other distributions on a reinvested basis and the change in the trading price of the Shares on the TSX over the performance period.

“Trust” means the Corporation’s predecessor, Penn West Energy Trust, as it existed prior to the Corporate Conversion.

“Trust Unit” means a trust unit of the Trust.

“TSX” means the Toronto Stock Exchange.

“Unitholder” means a person who owned, director or indirectly, a Trust Unit prior to the Corporate Conversion.

“Voting Instruction Form” means the voting instruction form provided to a Beneficial Shareholder for the purpose of obtaining the Beneficial Shareholder’s voting instructions in respect of the matters to be considered at the Meeting.

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Oil and Gas Information Advisory

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures Advisory

In this Information Circular, we refer to certain financial measures that are not determined in accordance with International Financial Reporting Standards (“GAAP”). These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

“EBITDA” is Funds Flow excluding the impact of financing expenses, realized gains/losses on foreign exchange hedges on prepayments, realized foreign exchange gains/losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes.

“Funds Flow” is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. For additional information relating to funds flow, including a reconciliation of our funds flow to our cash flow from operating activities, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Funds Flow from Operations” excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. For additional information relating to funds flow from operations, including a reconciliation of our funds flow from operations to our funds flow, see our latest MD&A which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

“Netback” is a measure of cash operating margin on an absolute or per-unit-of-production basis and is calculated as the absolute or per-unit-of-production amount of revenue less royalties, operating costs and transportation. The measure is used to assess the operational profitability of the Company as well as relative profitability of individual assets. For additional information relating to netbacks, including a detailed calculation of our netbacks, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

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Forward-Looking Statement Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, our expectation that Penn West’s actions in response to the continued macroeconomic weakness with slow economic growth and low commodity prices, have positioned the Company to be viable in this “lower for longer” environment; planning to limit capital expenditures to funds flow from operations; continuing to refine our methods in the Viking to reduce costs; positioning ourselves as a top operator in terms of both cost and well performance in both the Viking and Cardium; the belief that Penn West is a company that does what it says it is going to do; committing to our disciplined approach, and with our deep set of development opportunities in our core plays, continuing to foster a business model focused on accountability, operations and execution; the confidence that we are well positioned to create value for all our stakeholders on a going forward basis; and our planned director and executive officer compensation programs.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our Shareholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on satisfactory terms or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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APPENDIX D

STOCK OPTION PLAN

PENN WEST PETROLEUM LTD.

Amended and Restated as of May 9, 2016

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STOCK OPTION PLAN

PENN WEST PETROLEUM LTD.

1.	Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the officers, employees and other eligible Service Providers of the Penn West Group in the growth and development of the Penn West Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2.	Administration

This Plan shall be administered by the Committee. The Committee shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation, subject to receipt of securityholder approval if required by any applicable stock exchange.

3.	Granting of Options

The Committee may from time to time designate officers and employees of, and other eligible Service Providers to, the Penn West Group to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 4 hereof.

4.	Limitations to the Plan

Notwithstanding any other provision of this Plan:

(a)

the maximum number of Common Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time shall be limited to 4.25% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements;

(b)

the number of Common Shares issuable (or reserved for issuance) to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 5.0% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 2.0% of the issued and outstanding Common Shares;

(d)

the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0% (for greater certainty, the first Rolling Three Year Period will include the 2011, 2012 and 2013 calendar years, the second Rolling Three Year Period will include the 2012, 2013 and 2014 calendar years, and so forth on a rolling three year basis); and

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(e)	directors of the Corporation who are not also employees of the Corporation shall not be entitled to participate in this Plan.

For the purposes of this Section 4, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under this Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

5.	Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-fifth (1/5) of the total number of Common Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

6.	Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted.

7.	Option Terms

The period during which an Option is exercisable shall, subject to the provisions of this Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six (6) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be six (6) years from the date of grant (the “Termination Date”). In addition, unless the Corporation and an Optionee agree otherwise in an Option Agreement or other written agreement (such as an agreement of employment or consultancy), each Option shall provide that:

(a)	upon the death of the Optionee:

(i)

the Option shall terminate on the date determined by the Committee, which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be twelve (12) months from the date of death (subject to earlier termination on the Termination Date); and

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(ii)

the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of Option termination shall be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose;

(b)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of termination of the Optionee by the Penn West Group without cause:

(i)

the Option shall terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee is terminated by the Penn West Group, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate ninety (90) days following the date that the Optionee is terminated (subject to earlier termination on the Termination Date); and

(ii)

the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be: (A) the number of Common Shares that the Optionee is entitled to purchase on exercise of vested Options on the date that the Optionee is terminated by the Penn West Group; plus (B) the number of Common Shares that the Optionee is entitled to purchase on exercise of Options that vest following the date that the Optionee is terminated by the Penn West Group and up to and including the first to occur of (I) the 60th day following the date that the Optionee is terminated by the Penn West Group, and (II) the Termination Date;

(c)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Optionee to exercise any Options that were vested on the date that the Optionee was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of the Optionee’s resignation:

(i)

the Option shall terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate thirty (30) days following the date that the Optionee resigns (subject to earlier termination on the Termination Date); and

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(ii)

the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be the number of Common Shares that the Optionee was entitled to purchase on exercise of vested Options on the date that the Optionee resigned; and

(e)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of the Optionee’s Retirement, such Optionee’s Options shall remain in full force and effect and, for greater certainty, such Options shall continue to vest in accordance with their terms and shall continue to be exercisable by the Optionee from time to time in accordance with their terms until the Termination Date.

If the normal expiry date of any Options falls within any Black-Out Period or within seven (7) business days following the end of any Black-Out Period (the “Restricted Options”), then the expiry date of all Restricted Options shall, without any further action, be extended to the date that is seven (7) business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options as contemplated by paragraph (iii) in Section 18 hereof.

This Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to any of the entities comprising the Penn West Group, nor does it interfere in any way with the right of the Optionee or any of the entities comprising the Penn West Group to terminate the Optionee’s employment or service provision at any time.

8.	Exercise of Option

Subject to the provisions of this Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, and accompanied by payment in full of: (i) the purchase price of the Common Shares then being purchased; and (ii) any amount required to be paid pursuant to Section 20. Notwithstanding the foregoing, the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time.

9.	Cashless Exercise

Subject to the provisions of this Plan, if permitted by the Committee, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 9 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to make a cashless exercise of such Option and the number of Options to be exercised (provided that the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time).

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The Corporation will not be required, upon the exercise of any Options pursuant to this Section 9, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Corporation will pay to the Optionee within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then Fair Market Value of such fractional interest, provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the TSX for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance. Any reference in this Section 9 to the issuance of Common Shares or the payment of cash is subject to compliance with Section 20.

10.	Surrender Offer

An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee, and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee. The Corporation may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 10, provided that the Corporation shall be under no obligation, express or implied, to make such election. Any reference in this Section 10 to the payment of cash is subject to compliance with Section 20.

11.	Alterations in Shares

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities or property;

then the Board may make such adjustments to this Plan and to any Options outstanding under this Plan, and may make such amendments to any Option Agreements outstanding under this Plan, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder and\or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

If the Corporation fixes a record date for a distribution to all or substantially all of the holders of the Common Shares of cash or other assets (other than a dividend in the ordinary course of

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business), the Board may, in its sole discretion, but for greater certainty shall not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any Option Agreements outstanding under the Plan to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

12.	Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections 13 and 14 apply, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of Takeover Bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a Takeover Bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) the Corporation shall have the right to satisfy any obligations to the Optionee in respect of any Options outstanding by paying to the Optionee, in cash, and as proceeds of disposition for an Optionee’s Options, the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options. The Corporation may, at its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 12, however, the Corporation is under no obligation, express or implied, to make such election. Any determinations as to fair market value of any securities shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive and, upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

13.	Acceleration of Vesting

Notwithstanding any other provision in this Plan or the terms of any Option Agreement, if there takes place a Change of Control and within one (1) year of the Change of Control there is an event or events that constitute Good Reason for the Optionee, the Optionee shall have the right for a period of thirty (30) days following the event or events that constitute Good Reason to terminate their

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employment upon providing the Corporation with two (2) week’s advance written notice (the “Notice”). In the event the Optionee makes such election, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time the Optionee provides the Notice and shall terminate on the 90th day after the occurrence of such Notice, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Notice takes place.

14.	Change of Control

a)

In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as this Plan, unless such replacement is not possible or practical, as the Board may, in its sole discretion, determine.

b)

If such determination is made, the Committee may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding Section 5 or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control provided that the Committee shall not, in any case, authorize the exercise of Options pursuant to this section beyond the Termination Date of the Options. In the event the Committee accelerates the vesting of outstanding Option pursuant to this Section 14(b):

i.

All vested Options (including those whose vesting has been accelerated pursuant to this Section 14(b), unless exercised prior to or at the time of the Change of Control, will be purchased by the Corporation or a related entity for an amount per Option equal to the “Change of Control Price” (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or as of such other date prior to the Change of Control as the Committee may determine. For purposes of this paragraph, “Change of Control Price” means the Fair Market Value of a Common Share based on the consideration payable in the Change of Control transaction as determined by the Committee.

ii.

If, for any reason, the transaction that would result in a Change of Control is not contemplated, the Committee may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option Agreement, unless such Options have already been exercised.

15.	No Rights as a Shareholder

An Optionee shall have no rights or privileges whatsoever as a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option granted pursuant to this Plan (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee shall have exercised the Option to purchase hereunder and which the Optionee shall have actually taken up and paid for in accordance with this Plan (including without limitation Section 8 hereof) and in respect of which certificates shall have been issued and delivered.

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16.	Regulatory Authorities Approvals

This Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

17.	Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person’s spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

18.	Option Agreements

An agreement (an “Option Agreement”) will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions as the Committee may determine. In the Committee’s discretion, an Option Agreement may take the form of a physical or electronic notice delivered by the Corporation to the Optionee and setting out the terms of the grant of Options to the Optionee, and the Optionee’s acceptance of such notice shall be deemed to be the agreement of the Optionee to accept the Options so granted based on the terms contained in this Plan and the notice of Option grant. In the event of a conflict between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

19.	Amendment or Discontinuance of the Plan

Subject to the restrictions set forth below, the Board may, by resolution, amend or discontinue this Plan and any Option granted under it (together with any related Option Agreement) at any time without shareholder approval; provided however, that without the prior approval of the shareholders of the Corporation (or such other approval as may be required by the TSX or such other stock exchange on which the Common Shares are listed and posted for trading), the Board may not:

(i)	increase the maximum number of Common Shares issuable pursuant to this Plan as specified in paragraph 4(a) hereof;

(ii)	reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option or other entitlement in replacement thereof;

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(iii)	extend the term of an Option beyond the original expiry date of such Option;

(iv)

make an amendment to this Plan or an Option that would permit an Optionee to assign or transfer an Option to a new beneficial Optionee, other than for estate settlement purposes in the case of the death of an Optionee;

(v)	make an amendment to this Plan that would add to the categories of persons eligible to participate in this Plan, including to permit non-employee directors to participate in this Plan;

(vi)	make an amendment to this Plan to remove or amend paragraphs 4(a) through 4(e), inclusive, of this Plan; or

(vii)	make an amendment to this Plan to remove or amend this Section 19.

Any amendment to this Plan or to outstanding Options that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without the approval of such stock exchange.

The Board may amend or discontinue the Plan or outstanding Options at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan, except as otherwise permitted hereunder.

The Committee may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

20.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Options granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee’s relationship as an officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Optionee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 20.

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21.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option outstanding under this Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Corporation and the Committee make no guarantees to any person regarding the tax treatment of an Option or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to an Optionee with respect thereto.

22.	Cessation of Employment

For the purposes of this Plan and all Option Agreements, unless otherwise provided in the applicable Option Agreement or other written agreement (such as an agreement of employment), subject to the discretion of the Committee, an Optionee shall be deemed to have ceased to be a Service Provider to the Penn West Group (or any one of the entities comprising such group), and an Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Penn West Group (and each of the entities comprising such group) for the purposes hereof, on the first to occur of (i) the date of such termination or resignation, or (ii) the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Penn West Group (or any one of the entities comprising such group) in respect of such termination of employment or consulting arrangement. For greater certainty, a transfer of the Optionee’s employment or service from one member of the Penn West Group to another member of the Penn West Group shall not be deemed to be a cessation of employment or service for the purposes of this Agreement.

Notwithstanding the foregoing paragraph, it shall not be considered a termination of the Service Provider relationship if an Optionee is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of (i) the date when the Leave equals ninety (90) days, and (ii) the date when an Optionee’s right to re-employment shall no longer be guaranteed either by applicable laws or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship shall be deemed to have ceased at the beginning of the Leave. If an Optionee shall take a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Optionee in order to take into account the period of the Leave.

23.	Assignment

Options shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, such Options shall become null and void and be of no further force or effect.

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24.	Applicable Law

This Plan shall be governed by and administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

25.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Annual Grant Rate” means the percentage obtained using the following formula:

% = 100 * (X / Y)

where,

X	= the number of Options granted in any calendar year; and

Y	= the weighted average number of Common Shares that are outstanding (on a non-diluted basis) during such calendar year;

provided that for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 pursuant to the Conversion shall not be counted in the calculation;

(b)

“Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(c)	“Board” means the board of directors of the Corporation as constituted from time to time;

(d)	“business day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(e)	“Change of Control” means:

(i)	a successful Takeover Bid; or

(ii)	(A)	any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I)	a person or group of persons “acting jointly or in concert” (within the meaning of MI 62-104); or

(II)	an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

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(B)

members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(iii)

the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (e)(ii) above was applicable to the transaction); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(f)

“Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(g)	“Committee” means a committee of the Board comprised of one or more directors appointed from time to time by the Board to administer this Plan or, if no such committee is appointed, the Board;

(h)

“Conversion” means the series of transactions completed by Penn West Energy Trust, a predecessor of the Corporation and certain of their affiliates on January 1, 2011 by way of plan of arrangement, pursuant to which Penn West Energy Trust was converted into the Corporation, all as more particularly described in the information circular and proxy statement of Penn West Energy Trust dated November 10, 2010;

(i)	“Corporation” means Penn West Petroleum Ltd., and includes any successor corporation thereof;

(j)

“Fair Market Value” with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith;

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(k)

“Good Reason” shall mean any adverse change by the Corporation and without the agreement of the Optionee in the duties, powers, rights, discretions, responsibilities, salary, title or lines of reporting, such that immediately after such change or series of changes, the responsibilities, status and compensation of the Optionee, taken as a whole, are not at least substantially equivalent to those assigned to the Optionee immediately prior to such change or series of changes;

(l)	“Insider”, “associate” and “affiliate” each have the meaning ascribed thereto in Part I of the Company Manual of the TSX, as amended from time to time;

(m)

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the time of grant (or for the purposes of Section 9, the time of exercise), calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period;

(n)	“MI 62-104” means Multilateral Instrument 62-104 –Take-Over Bids and Issuer Bids, as amended from time to time;

(o)	“Option” means an option to purchase Common Shares granted pursuant to the provisions hereof;

(p)	“Option Agreement” has the meaning ascribed thereto in Section 18 hereof;

(q)	“Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(r)

“Penn West Group” means, collectively, the Corporation, any entity that is a Subsidiary or an affiliate of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the Penn West Group for the purposes of this Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities);

(s)	“Plan” means this stock option plan of the Corporation, as the same may be amended or amended and restated from time to time;

(t)	“Restricted Options” has the meaning ascribed thereto in the information circular and proxy statement of Penn West Energy Trust dated November 10, 2010;

(u)	“Retirement” means:

(i)

retirement from active employment or consultancy with the Penn West Group at or after age 60, provided that the Optionee must have (A) provided continuous services to the Penn West Group for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or

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(ii)

retirement from active employment or consultancy with the Penn West Group in circumstances where the Optionee has not reached the age of 60, but where the Optionee’s age plus the Optionee’s full years of service with the Penn West Group equals at least 70, provided that the Optionee must have (A) provided continuous services to the Penn West Group for a minimum of fifteen (15) years at the time of retirement and be at least age 55, and (B) the Optionee has entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or

(iii)	such other meaning as the Committee or the Board shall determine from time to time, in its sole discretion;

provided that, for greater certainty, Retirement shall not include any of the events described in paragraphs 7(a), (b), (c) or (d);

(v)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(w)

“Service Provider” means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the Penn West Group to provide services for an initial, renewable or extended period intended to be twelve months or more; and for greater certainty shall not include a non-employee director of any such entity;

(x)	“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta);

(y)

“Takeover Bid” means a “take-over bid” as defined in MI 62-104, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

(z)	“TSX” means the Toronto Stock Exchange.

26.	Effective Time

This Plan shall be effective as of January 1, 2011, as amended and restated as of June 5, 2013, March 9, 2016 and May 9, 2016.

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